     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 1998

                                                      REGISTRATION NO. 333-46201
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                             AMENDMENT NUMBER 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         HERBALIFE INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               NEVADA                                5149                              22-2695420
      (STATE OF INCORPORATION)           (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
                                         CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                             1800 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 410-9600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ROBERT A. SANDLER, ESQ.
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 410-9600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                ANTHONY T. ILER, ESQ.                                 ALLAN G. SPERLING, ESQ.
                 IRELL & MANELLA LLP                             CLEARY, GOTTLIEB, STEEN & HAMILTON
          333 SOUTH HOPE STREET, SUITE 3300                              ONE LIBERTY PLAZA
            LOS ANGELES, CALIFORNIA 90071                             NEW YORK, NEW YORK 10006
                    (213) 620-1555                                         (212) 225-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

 With respect to the DECS Equity Prospectus, as soon as practicable after this
                   Registration Statement becomes effective.

With respect to the Shelf Prospectus, from time to time after this Registration
                          Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: (i) a prospectus relating to the distribution by DECS Trust III, a Delaware business trust (the "Trust"), pursuant to DECS representing beneficial interests in the Trust (the "DECS"), of Class B Common Stock of the Registrant (the "DECS Equity Prospectus") that the Trust may receive from the Selling Stockholder referred to herein, pursuant to the terms of separate purchase agreements between the Trust and the Selling Stockholder; and (ii) a prospectus relating to shares of Class B Common Stock of the Registrant that may be loaned by the Selling Stockholder to Smith Barney Inc. from time to time in connection with market-making activities in the DECS (the "Shelf Prospectus") as described herein. The complete DECS Equity Prospectus follows immediately. Following such DECS Equity Prospectus is the Shelf Prospectus. All pages of the Shelf Prospectus are marked "[SHELF PROSPECTUS PAGE]."

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 23, 1998


PROSPECTUS                   LOGO

                                5,000,000 SHARES

                         HERBALIFE INTERNATIONAL, INC.
                              CLASS B COMMON STOCK
                                ($.01 PAR VALUE)
                               ------------------

     Pursuant to the terms of the DECS(SM) (the "DECS") representing beneficial ownership interests in DECS Trust III, a Delaware business trust (the "Trust"), the Trust may distribute to the holders of the DECS non-voting Class B Common Stock, par value $.01 per share (the "Class B Stock"), of Herbalife
International, Inc. ("Herbalife" or the "Company") on or about            , 2001
(the "Exchange Date"), or upon earlier liquidation of the Trust in certain circumstances. This Prospectus relates to the distribution by the Trust pursuant to DECS of up to 5,000,000 shares of Class B Stock, plus up to an additional 750,000 shares of Class B Stock, in the aggregate, that may be delivered pursuant to DECS issued to cover over-allotments and DECS subscribed for and purchased by Smith Barney Inc. ("Smith Barney") in connection with the organization of the Trust, that the Trust may receive from certain personal holding companies controlled by Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President (such companies, together with Mr. Hughes and certain other entities controlled by Mr. Hughes, the "Selling Stockholder"; see "Selling Stockholder"), under the terms
of separate purchase contracts dated                , 1998 between the Selling
Stockholder and the Trust (collectively, the "Contract"). This Prospectus accompanies a Prospectus of the Trust (the "DECS Prospectus") relating to the
sale of 5,000,000 DECS, plus up to an additional        DECS solely to cover
over-allotments (the "DECS Offering"). The Company will not receive any of the proceeds from the sale of the DECS or delivery thereunder of the Class B Stock to which this Prospectus relates. See "Use of Proceeds." Neither the Company nor the Selling Stockholder takes any responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

     The Company, its directors and executive officers, and the Selling Stockholder have agreed, subject to certain exceptions, not to sell, without the prior written consent of Smith Barney, any of the Company's Class A Common Stock, par value $.01 per share (the "Class A Stock"), or Class B Stock or any securities convertible into or exercisable or exchangeable for Class A Stock or Class B Stock, for a period of 90 days, in the case of the Company and its directors and executive officers (other than the Selling Stockholder), and one year, in the case of the Selling Stockholder, after the date of this Prospectus. See "Plan of Distribution."

     In connection with market-making activities in the DECS, Smith Barney may, subject to certain limitations, from time to time, borrow, return and reborrow up to 1,000,000 shares of Class B Stock from the Selling Stockholder. See "Plan of Distribution." Smith Barney is not under any obligation to engage in any such market-making activities with respect to the DECS, and any such market-making activities in the DECS actually engaged in by Smith Barney may cease at any time. The Registration Statement of which this Prospectus forms a part includes an additional Prospectus relating to shares of Class B Stock which may be offered and sold by Smith Barney pursuant to such market-making activities.

     The Class B Stock is listed for trading on the Nasdaq National Market System under the symbol "HERBB." On March 3, 1998, the last reported sale price of the Class B Stock on the Nasdaq National Market System was $23 1/2 per share. See "Price Range of the Common Stock."

     "DECS(SM)" is a service mark of Salomon Brothers Inc.

     See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be carefully considered by prospective purchasers.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

March   , 1998

     CERTAIN PERSONS PARTICIPATING IN THE DECS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A STOCK, THE CLASS B STOCK OR THE DECS, INCLUDING PURCHASES OF THE CLASS B STOCK OR THE DECS TO STABILIZE THEIR MARKET PRICES AND PURCHASES OF THE CLASS B STOCK OR THE DECS TO COVER SOME OR ALL OF SHORT POSITIONS IN THE CLASS B STOCK OR THE DECS MAINTAINED BY THE RESPECTIVE UNDERWRITERS OF THE DECS OFFERING AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

     IN CONNECTION WITH THE DECS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS B STOCK, THE CLASS A STOCK OR THE DECS ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "PLAN OF DISTRIBUTION."

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in, or incorporated by reference into, this Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that Act. These forward-looking statements include, but are not limited to, statements concerning the opening of new markets, the introduction of new products and the like, and are generally identified by phrases such as "the Company expects," "the Company believes," "Management expects," "Management believes" and words of similar import. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information about these factors is contained in the discussions in the "Risk Factors" beginning on page 9 and elsewhere in this Prospectus and in documents incorporated by reference into this Prospectus.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports, proxy statements and other information may be obtained from the Public Reference Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C., 20006. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof. For further information about the Company and the securities to which this Prospectus relates, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith or incorporated by reference therein. The statements contained in this Prospectus about the contents of any contract or other document referred to herein are not necessarily complete, and where such contract or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof or incorporated by reference therein, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A/A filed December 12, 1997; and (iii) the description of the Company's Class B Common Stock contained in the Company's Registration Statement on Form 8-A filed December 12, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of filing of such documents. The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Herbalife International, Inc., 1800 Century Park East, Los Angeles, California 90067, Attention: General Counsel (telephone: (310) 410-9600).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                               ------------------

     "DECS(SM)" is a service mark of Salomon Brothers Inc.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, references to the "Company" include Herbalife International, Inc. and its consolidated subsidiaries. Unless otherwise indicated, all information contained herein assumes no exercise of the underwriters' over-allotment option in the DECS Offering. See "Plan of Distribution."

                                  THE COMPANY

     Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1997, the Company conducted business in 36 countries located in Asia/Pacific Rim, Europe and The Americas. Retail sales in those regions represented 43.2%, 30.4% and 26.4%, respectively, of the Company's total retail sales in 1997.

     The Company has experienced substantial growth in retail sales and net income in recent years. From 1992 to 1997, the Company's retail sales grew from $405.1 million to $1.49 billion, representing a compound annual growth rate of 29.8%. From 1992 to 1997, the Company's net income grew from $20.1 million to $54.7 million, representing a compound annual growth rate of 22.2%.

     The Company's products are marketed exclusively through a network marketing system. This system enables the Company's independent distributors to earn profits by selling Herbalife products to retail consumers or other distributors. Distributors may also develop their own distributor downline organizations by sponsoring other distributors to do business in any market where the Company operates, entitling the sponsors to receive royalty overrides (cash incentives, including royalties and bonuses) on product sales within their downline organizations.

     Management believes that Herbalife's network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

KEY OPERATING STRENGTHS

     The Company believes the source of its success is its commitment to serving the needs of its distributors. The Company provides its distributors with high quality products and an appealing network marketing system that combines a highly attractive compensation program with extensive Company-sponsored training and motivational events and services. The Company has established a strong operating platform to support distributors and facilitate future growth. The key components of this platform include the following:

     High Quality, Healthy Lifestyle Products. The Company offers high quality weight management, food and dietary supplement and personal care products, many of which emphasize herbs and other natural ingredients in order to appeal to consumer demand for products that contribute to a healthy lifestyle. These three product categories represented 67.8%, 16.4% and 11.3%, respectively, of total retail sales in 1997.

     Attractive Distributor Compensation Program. The Company believes that it offers one of the most financially rewarding compensation programs in the network marketing industry. Combining the various sources of earnings available to the Company's distributors, the Company's total "pay-out" (including distributor allowances) on products subject to distributor royalty overrides is approximately 72% of the Company's suggested retail sales price (before reflecting a 6% handling fee paid by distributors).

     Comprehensive Distributor Support Services. The Company is committed to training and motivating its distributors and providing ongoing support. The Company regularly conducts motivational events and training programs, both live and via the Herbalife Broadcast Network ("HBN"). The Company also utilizes teleconferences and a wide range of promotional literature (including catalogs and newsletters), all in multiple languages and tailored to meet the particular needs of Herbalife distributors worldwide. In addition to over one hundred Company-sponsored live events each month, distributors themselves conduct several thousand local training and motivational events each month.

     Proven New Market Expansion Program. The Company has developed a systematic, proven approach to opening new markets. With the advice of local legal counsel and other advisors, the Company conducts a detailed analysis of the new market's regulatory framework, modifies its products and marketing system as necessary to obtain required regulatory approvals and establishes plans for product distribution and distributor services within the new market.

     Advanced Global Information Systems. To facilitate the Company's global expansion, the Company employs advanced computer and telecommunications systems that link its domestic and international operations and provide timely and accurate product ordering, royalty payment processing and inventory management.

     Proactive Approach to Government Relations. The Company employs a staff of government relations personnel throughout the world who take a proactive approach to working with governmental agencies, in order to create a favorable business environment and to ensure that the Company's marketing system and products comply with regulatory requirements.

GROWTH STRATEGY

     The Company plans to continue capitalizing on its strong operating platform and intends to pursue a growth strategy comprised of the following four principal elements:

     Expand Product Offerings and Develop New Product Lines. The Company is committed to expanding its product line by developing and offering new products and introducing existing products into markets where they are not currently offered. The timely introduction of new, high quality products creates sales opportunities for distributors, and also serves to generate enthusiasm among distributors and provide them with additional promotional opportunities to sell other Company products. During 1997, the Company introduced 17 new products (exclusive of flavor and color variations) and during 1998 the Company intends to introduce up to 40 new products (exclusive of flavor and color variations) in selected markets, including several additions to the weight management program, an important new line of personal care products and a new line of water purification systems. The Company will also seek to introduce additional new product lines in the future, including household products.

     Revitalize Sales in Certain Existing Markets. Management continually seeks to revitalize sales in markets, such as France, Germany, Italy and Spain, that have experienced an initial period of growth followed by a leveling off or decline in sales (see "Business -- Geographic Areas of Operations") by, among other things, providing extensive training and motivational program support to distributors. In addition, the Company has created regional planning and strategy groups that include senior members of the Company's distributor base, increased focus on governmental relations and hired additional distributor support representatives. The Company also seeks to introduce annually in each targeted market additional products not previously offered. In certain markets, the Company has enhanced its presence and visibility by opening new, more attractive and conveniently located distributor sales centers. The Company believes that these initiatives favorably impact operations and the Company will continue to deploy these initiatives in an effort to provide a platform for renewed growth in the targeted markets in the future.

     Expand Into New Markets. The opening of new markets is an important component of the Company's business strategy. The Company believes there are numerous additional markets in which its network marketing system and products should prove successful. The Company opened new markets, Thailand and Chile, in 1997 and plans to open Turkey and Indonesia in 1998. Additional new markets currently under consideration include China, India, Colombia and Ecuador. The Company evaluates these and other new markets based, in part, on the Company's ability to efficiently create a distributor base in potential markets. In determining when and where to open new markets, the Company will continue to seek to minimize the impact on distributor focus in existing markets and to ensure that adequate distributor support services and other Company systems are in place to support the growth.

     Enhance Sales and Motivational Training. The Company will continue to seek to increase sales through its network marketing system by utilizing extensive training and motivational programs. The Company will also produce extravaganzas and other large scale events and numerous training and motivational programs worldwide. In addition, the Company will continue to offer extensive training programs through various methods of telecommunication, including broadcast faxes, pre-recorded telephone message services and live multi-lingual teleconferences on a global basis, and will seek to expand the motivational and training programming and audience of the HBN network. Approximately 20,000 HBN home systems are currently in place. The Company believes distributors frequently invite other distributors and customers into their homes to view the 2 to 3 hours of HBN network programming available each week.

RECENT DEVELOPMENTS

     In December 1997, the Company's common stock, par value $.01 per share (the "Old Common Stock") was reclassified into voting Class A Stock and non-voting Class B Stock. The reclassification of the Old Common Stock is referred to herein as the "Recapitalization," and the Class A Stock and Class B Stock are together referred to herein as the "Common Stock." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments and Outlook" for a more detailed description of the Recapitalization.

                                  THE OFFERING

PLAN OF DISTRIBUTION.......  The DECS are being offered by the Trust in the DECS
                               Offering pursuant to the DECS Prospectus.
                               Pursuant to the terms of the DECS, the Trust will distribute to holders of the DECS on the Exchange Date shares of Class B Stock (or at the Selling Stockholder's option, the cash equivalent thereof) and/or such other consideration as is delivered by the Selling Stockholder to the Trust (the "Offering"). This Prospectus relates to the delivery by the Trust pursuant to the DECS of up to 5,000,000 shares of Class B Stock, plus up to an additional 750,000 shares of Class B Stock that may be delivered pursuant to (a) DECS that may be issued to cover over-allotments and (b) DECS subscribed for and purchased by Smith Barney in connection with the organization of the Trust, that the Trust may receive from the Selling Stockholder under the terms of the Contract. For a description of certain relationships between the Selling Stockholder and the Company, see "Certain Transactions."

SELLING STOCKHOLDER........  The Selling Stockholder in this offering is Mark
                               Hughes, the principal stockholder, Chairman of the Board, Chief Executive Officer and President of the Company, together with certain personal holding companies and other entities controlled by Mr. Hughes. See "Selling Stockholder." As of February 23, 1998, Mr. Hughes beneficially owned 5,666,932 shares of the Class A Stock and 11,333,866 shares of Class B Stock (which amounts include 183,333 shares of Class A Stock and 366,666 shares of Class B Stock held by a charitable foundation of which Mr. Hughes is a director but with respect to which Mr. Hughes has no pecuniary interest), representing 57.2% and 58.2% of the Company's outstanding Class A Stock and Class B Stock, respectively. Assuming the delivery to the Trust of the maximum number of shares of Class B Stock that may be required by the Selling Stockholder to satisfy the Contract (assuming full exercise of the over-allotment option in the DECS Offering), Mr. Hughes would beneficially own 5,583,866 shares of Class B Stock (including the foundation-owned shares referred to above), representing 28.7% of the Company's outstanding Class B Stock as of February 23, 1998. During the term of the DECS and the Contract, Mr. Hughes will retain the right to receive dividends on the shares of Class B Stock subject to the Contract. See "Plan of Distribution."

USE OF PROCEEDS............  All of the shares of Class B Stock covered by this
                               Prospectus are beneficially owned by Mr. Hughes, who may cause to be delivered such shares to the Trust pursuant to the Contract. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the DECS or the delivery thereunder of the Class B Stock to which this Prospectus relates. See "Use of Proceeds."

NASDAQ NATIONAL MARKET
SYSTEM SYMBOL OF THE
CLASS B STOCK................  HERBB

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                           YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                             1993       1994       1995        1996         1997
                                           --------   --------   --------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Retail sales.............................  $693,015   $884,058   $923,644   $1,200,144   $1,490,693
Less--Distributor allowances on product
  purchases..............................   328,270    417,177    434,640      568,209      708,241
                                           --------   --------   --------   ----------   ----------
Net sales................................   364,745    466,881    489,004      631,935      782,452
Cost of sales............................   103,834    130,707    143,557      168,432      205,070
Royalty overrides........................   107,381    125,820    138,940      184,669      233,883
                                           --------   --------   --------   ----------   ----------
Gross Profit.............................   153,530    210,354    206,507      278,834      343,499
Marketing, distribution and
  administrative expenses................    88,918    139,629    176,046      210,087      257,514
Restructuring expense....................        --         --      2,300           --           --
Interest income--net.....................     1,729      2,919      3,404        4,084        4,535
                                           --------   --------   --------   ----------   ----------
Income before income taxes and minority
  interest...............................    66,341     73,644     31,565       72,831       90,520
Income taxes.............................    25,160     27,616     11,837       28,040       34,850
Minority interest........................        --         --         --           --        1,003
                                           --------   --------   --------   ----------   ----------
Net income...............................  $ 41,181   $ 46,028   $ 19,728   $   44,791   $   54,667
                                           ========   ========   ========   ==========   ==========
Earnings per share:
  Basic..................................  $   1.52   $   1.54   $   0.66   $     1.50   $     1.81
  Diluted................................  $   1.47   $   1.50   $   0.65   $     1.43   $     1.72
Cash dividends per common share..........  $   0.49   $   0.80   $   0.74   $     0.60   $     0.60


                                                                            FEBRUARY 28,
                                                     -----------------------------------------------------------
                                                      1993      1994      1995      1996       1997       1998
                                                     -------   -------   -------   -------   --------   --------
OTHER DATA:
Approximate number of supervisors..................  41,000    75,000    90,000    99,000    115,000    139,000


                                                                       DECEMBER 31,
                                                     ------------------------------------------------
                                                      1993      1994      1995      1996       1997
                                                     -------   -------   -------   -------   --------
Number of countries................................    16        24        32        34         36

                                                                              DECEMBER 31,
                                                     --------------------------------------------------------------
                                                       1993         1994         1995          1996          1997
                                                     --------     --------     --------      --------      --------
                                                                         (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...  $ 79,354     $ 59,113     $104,226      $131,039      $122,707
Working capital....................................    72,723       89,825       85,126       109,662       125,986
Total assets.......................................   130,820      174,057      207,690       269,114       314,580
Long-term obligations..............................       994        1,014        1,779         2,306         2,666
Stockholders' equity...............................    81,202      109,815      109,530       138,468       154,733

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully the information set forth below, as well as the other information contained in this Prospectus.

DEPENDENCE ON DISTRIBUTORS

     The Company's success depends in significant part upon its ability to attract, maintain and motivate a large base of distributors. In its efforts to attract and retain distributors, the Company competes with other network marketing organizations, including those in the weight management, food and dietary supplement and personal care product industries. In addition, as a result of the Company's network marketing system and its international sponsorship program, the distributor organizations headed by a relatively small number of key distributors are responsible for a significant percentage of total retail sales (in many cases, including retail sales in several different countries). The Company does not believe that the loss of any key distributor would necessarily result in the loss of a significant number of that distributor's downline organization members because of the Company's generally good relations with its distributors and because of the significant incomes that many distributors would forego by ceasing to distribute the Company's products. However, the loss of a key distributor, together with a significant number of downline distributors, or the loss of a significant number of distributors for any reason, could materially adversely affect sales of the Company's products and could impair the Company's ability to attract new distributors.

     The Company's ability to attract and retain distributors has been and could again be negatively affected by adverse publicity and regulatory action relating to the Company, its products or its operations, including its network marketing system. In the mid-1980s, the Company's products and marketing system became the subject of regulatory scrutiny in the United States, resulting in large part from claims and representations made about the Company's products (including impermissible therapeutic claims). The resulting adverse publicity caused a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales beginning in 1985. More recently, adverse publicity in other markets, including Brazil, France and Germany, contributed to a loss of distributors and a decline in sales in those markets. See "-- Sales and Earnings Volatility." The Company expects that its business in particular markets will, from time to time, continue to be adversely affected by negative publicity or regulatory action. See "Business -- Network Marketing System; Geographic Areas of Operations; Regulation; Growth Strategy."

REGULATION

     In both its United States and foreign markets, the Company is subject to and affected by extensive governmental regulations, including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products,
(ii) product claims and advertising (including direct claims and advertising by the Company, as well as claims and advertising by distributors for which the Company may be held responsible), (iii) the Company's network marketing system,
(iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records. See "Business -- Regulation."

     The Company could be found not to be in compliance with existing regulations as a result, among other things, of the ambiguous nature of certain of the regulations, the considerable interpretive and enforcement discretion given to regulators or misconduct by distributors, who are generally independent contractors over whom the Company has limited control. Enforcement actions that could be undertaken by state and federal regulators include product seizures, injunctions against further product distribution, requests for product recall, and possible criminal prosecution. Any assertion or determination that the Company or its distributors are not in compliance with existing regulations could have a material adverse effect on the Company. The Company's business has been materially, adversely affected in the past as a result of regulatory activities. See "-- Sales and Earnings Volatility."

     In addition, the adoption of new regulations in the United States or in any of the Company's international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the

Company. For example, in September 1997 the United States Food and Drug Administration (the "FDA") issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: 1) the identification of dietary supplements and their nutrition and ingredient labeling; 2) the terminology to be used for nutrient content claims, health content claims, and statements of nutritional support; 3) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; 4) notification procedures for statements on dietary supplements; and 5) premarket notification requirements for new dietary ingredients in dietary supplements. The notification procedures became effective in November, 1997, while the new labeling requirements will not become effective until March 1999. The Company will be required to revise a substantial number of its product labels to reflect the new requirements prior to the 1999 effective date, although the Company does not expect the cost or impact of such actions to be material. In addition, the Company will be required to continue its ongoing program of securing substantiation of its product performance claims, and of notifying the FDA of certain types of performance claims made for its products.

     In addition, in certain markets, including the U.S., claims made with respect to weight management, dietary supplement, personal care or other products of the Company may change the regulatory status of the products. In the U.S., for example, it is possible that the FDA could take the position that claims made in connection with certain of the Company's products place those products within the scope of an FDA "over-the counter" (OTC) drug monograph. See "Business -- Regulation." OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. A limited number of the products sold by the Company are labeled as OTC monograph drugs, and the Company believes that it is in compliance with the applicable monographs. In the event that the FDA asserted that product claims for other products caused them to fall within the scope of OTC monographs, the Company would be required either to comply with the applicable monographs or change the claims made in connection with the products. There can be no assurance that the Company could do so effectively, or that any such changes would not adversely affect sales and marketing of an affected product.

     The U.S. Federal Trade Commission ("FTC"), which exercises jurisdiction over the advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

     As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, one of the ingredients in the Thermojetics(R) original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In response to potential federal regulatory proposals that may have affected the sale of the Thermojetics(R) original green herbal tablet in the United States, the Company suspended sales of the product for approximately three months commencing in July 1995 and introduced a reformulated herbal green tablet that did not contain Ma Huang. When no such regulations were proposed or issued at that time, the Company renewed sales of Thermojetics(R) original green herbal tablets in the United States in October 1995 (except in certain states in which regulations may prohibit or restrict the sale of such product). The Thermojetics(R) original green herbal tablet accounted for 2.4% and 2.2% of total retail sales in 1996 and 1997, respectively, although the marketing of the Thermojetics(R) weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics(R) line have contributed significantly to the Company's retail sales. The Company also previously offered the Thermojetics(R) original green herbal tablet in Canada but, in response to Canadian marketing issues and regulatory concerns, suspended sales of the product in February, 1994.

     The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Company's Thermojetics(R) original green tablet. In addition, the Company is a defendant in three actions alleging adverse reactions to consumption of its original green Thermojetics(R) product. See "Business -- Regulation." The Company has not received any communications from the FDA with respect to these reports. However, many other companies manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. The Company does not market its Ma Huang product with any of these claims.

     On June 4, 1997, the FDA issued a proposed regulation for dietary supplements containing ephedrine alkaloids. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic or laxative ingredients. In addition, labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning not to take the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration, or enhanced well-being that encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure, or death.


     The Company is reviewing the possible impact of the FDA proposal, if it is finalized in its current form, upon the Company's continued marketing of its Thermojetics(R) original green tablet. In response to the proposal, or to a final regulation which is substantially similar to the proposal, the Company may be required to: (i) withdraw or reformulate its product with reduced ephedrine levels, or with a substitute for Ma Huang, (ii) relabel its product with different warnings or revised directions for use, (iii) not make certain statements, possibly including weight loss, with respect to any product containing Ma Huang and/or (iv) withdraw its product from the weight management program and reposition it in a different category. Even in the absence of an FDA final regulation, the Company may elect to reformulate and/or relabel its product containing Ma Huang. While the Company believes that its Ma Huang product could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics(R) Weight Management Program, even though such products do not contain Ma Huang. During 1996 and 1997, the Company's 14 weight management products contributed 71.2% and 67.8%, respectively, of total sales.


     Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into the market. In addition, the Company's ability to sustain satisfactory levels of sales in its markets is dependent in significant part on its ability to introduce additional products into such markets. However, government regulations in the Company's markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of the Company's products. For example, during the third quarter of 1995, the Company received inquiries from certain government agencies within Germany and Portugal regarding the Company's product, Thermojetics(R) Instant Herbal Beverage, relating to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity (as it did in Germany with respect to Thermojetics(R) Instant Herbal Beverage), with detrimental effects on the motivation and recruitment of distributors and, consequently, on sales. See
"Business -- Regulation; Geographic Areas of Operations."

     The Company may be subject to challenges to the legality of its network marketing system based on claims that such system is an illegal "pyramid scheme" or similar allegations. For example, see the discussion of Webster v. Omnitrition International, Inc. in "Business -- Regulation." While the Company believes that its network marketing system complies with all applicable laws, there can be no assurance that such challenges will not be made or made successfully or that other legal developments in this area will not have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The business of the Company, particularly the operation of its distributor network, is substantially dependent upon the active participation of Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President. The loss of Mr. Hughes' services would adversely affect the business of the Company. The Company does not maintain key man life insurance on Mr. Hughes.

SALES AND EARNINGS VOLATILITY

     The Company's sales and earnings have been subject to significant volatility in the past. In the mid-1980s, the Company's products and network marketing system became the subject of regulatory scrutiny in the United States resulting in large part from claims and representations made about the Company's products, including impermissible therapeutic claims. Although the Company responded by instituting certain regulatory compliance measures (see
"Business -- Regulation"), as a result of the adverse publicity generated by the regulatory activities the Company experienced, beginning in 1985, a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales. In addition, the Company's sales in the United States were adversely affected by competition from other weight management products. As a consequence, from 1987 (the Company's first full year as a public company) through 1990, the Company's operations resulted either in net losses ($2.4 million in 1990 and $6.3 million in 1988) or modest net income ($1.0 million in 1989 and $1.1 million in 1987). More recently, adverse publicity and regulatory action in other markets, including France and Germany, resulted in a loss of distributors and a decline in sales in those markets, contributing to a reduction in worldwide net income from $46.0 million in 1994 to $19.7 million in 1995. While net income increased in subsequent periods (to $44.8 million for 1996 and $54.7 for 1997), the Company expects that its business in particular markets will, from time to time, be adversely impacted by regulatory actions, negative publicity and competition in those markets. See "-- Dependence on Distributors" and "Business -- Geographic Areas of Operations; Regulation."

     In addition, after entering a new country, the Company has in many instances experienced an initial period of rapid growth in sales as new distributors were recruited, followed by a decline in sales. The Company believes that this sales trend has been due in part to certain distributor migration patterns as well as regulatory action and adverse publicity in certain markets. In certain of these markets, the opening of new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by the new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets.

     The Company's weight management products have historically contributed a significant portion of the Company's total retail sales. During 1996 and 1997, the Company's 14 weight management products contributed 71.2% and 67.8%, respectively, of total retail sales, and one of these products contributed 19.2% and 19.8%, respectively, of total retail sales. Accordingly, the Company could be materially adversely affected if, because of regulatory constraints, adverse publicity, competition or other factors, the Company were unable to successfully market its weight management products in one or more significant markets. See "Business -- Product Overview."

     The Company's sales and earnings continue to be subject to significant potential volatility based upon, among other things, the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the operation of its network marketing system, the expansion of its operations into new markets, the introduction of its products into each market and the recruitment and retention of distributors; the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; general conditions in the weight management, food and dietary supplement and personal care industries or the network marketing industry; and consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers or applied to their bodies, the Company is highly dependent upon consumers' perception of the safety, quality and effectiveness of its products. As a result, substantial negative publicity, whether founded or unfounded, concerning one or more of the Company's products or other products similar to the Company's products could adversely affect the Company's sales and earnings. In the past, adverse publicity has been connected with prospective regulatory action, perceived health concerns relating to particular products, issues related to the Company's network marketing system, disputes between the Company and certain of its distributors, and other issues relating to the Company's business.

DEPENDENCE UPON MATERIAL FOREIGN MARKETS

     For 1996 and 1997, 76.7% and 80.0% of the Company's total retail sales, respectively, were generated outside the United States. Such reliance on foreign markets exposes the Company to the risks associated with foreign operations, including, among other things, changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products, conduct a network marketing system or repatriate profits to the United States, and the potential imposition of trade or foreign exchange restrictions or increased tariffs. The Company is also exposed to risks associated with foreign currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments and Outlook." For instance, the Company's purchases from suppliers are generally made in U.S. dollars while its sales to distributors are generally made in local currencies; accordingly, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on the Company. Although the Company engages in transactions to protect against certain risks associated with foreign currency fluctuations, there can be no assurance that such fluctuations will not have an adverse effect on the Company. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "-- Regulation" and "Business -- Geographic Areas of Operations."

     In particular, the Company is exposed to risks associated with the current economic and currency crisis in Asia. Because of the significance of the Asian markets, and Japan in particular, which has become the Company's largest single retail sales market, a sustained economic slowdown and/or currency crisis in Asia could have a material adverse impact on the Company's business.

     Further, during 1997, of the 36 countries in which the Company operated during that period, 24 countries experienced an aggregate increase in retail sales of $350.5 million as compared with 1996. Japan accounted for 61.2%, and Russia and Taiwan together accounted for 10.6% of this increase. The growth in these 24 countries was offset by a $59.9 million aggregate decrease in retail sales in the remaining 12 countries in which the Company operated during both years. The Company expects that its business in these and other markets will, from time to time, be adversely affected by regulatory action, negative publicity, competition and other factors. See "-- Sales and Earnings Volatility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments and Outlook."

     In addition, the Company's operations in certain markets may be adversely affected by political, economic and social instability in those countries. For instance, the Company has elected not to establish a physical presence, through a sales or distribution center, in Russia due to a difficult business environment in that country. Instead the Company has chosen to rely on various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors. See "Business -- Geographic Areas of Operations."

UNCERTAINTIES ASSOCIATED WITH BUSINESS EXPANSION

     The Company's continued growth is dependent in significant part upon its ability to expand its operations into new markets. As compared to new market openings in the past, the Company may have greater difficulty opening new markets in the future due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. In addition, the Company's success has been and will continue to be significantly dependent on its ability to manage rapid growth, through expansions and enhancements of its worldwide personnel and management and information, order processing and fulfillment, inventory and shipping systems and other aspects of operations. From time to time, the Company has experienced out-of-stock situations with respect to certain products. As the Company continues to add distributors, products and countries to its operations, the ability to manage this growth will represent an increasing challenge. See "Business -- Geographic Areas of Operations; Regulation."

RELATIONSHIP WITH OUTSIDE MANUFACTURERS


     All of the Company's products are manufactured by outside companies. Raven Industries, Inc. ("Raven") currently manufactures all of the Company's powder products, and D&F Industries, Inc. ("D&F") currently supplies substanatially all of the Company's tablet products, including Activated Fiber,(TM) one of the Company's tablet products, pursuant to a licensing agreement with Dynamic Products, Inc. ("Dynamic"). In 1996 and 1997, aggregate purchases by the Company from Raven and D&F represented a majority of the Company's product purchases. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic. Mark Hughes owns a one-third ownership interest in Raven and a one-fifth ownership interest in Dynamic. See "Business -- Product Overview" and "Certain Transactions." For a number of years prior to 1998, the Company was subject to requirements contracts with each of Raven, D&F and Dynamic, pursuant to which the Company agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule and certain other products from Dynamic or D&F, to the extent each such manufacturer was capable of manufacturing such products. In September 1997, the Company entered into new three-year agreements with Raven, D&F and Dynamic, pursuant to which revised pricing and other provisions became effective on January 12, 1998. The new contracts provide, among other things, the ability for the Company to source and develop products with other third party manufacturers, subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. As a result, and because the new contracts confirm the Company's ownership of product formulations for substantially all of the Company's nutritional supplement products, the Company has the capacity, and has begun to seek, to "second source" particular nutritional supplement products with multiple manufacturers. Further, the Company has hired its own staffs of product research and development and product formulation personnel, and will increasingly rely on its in-house staff for these functions. However, the Company has historically relied on Raven and D&F for these services, and will continue to do so, albeit to a lesser extent, in the future. The Company's ability to enter new markets and sustain satisfactory levels of sales in each market has been in the past and is likely to continue to be dependent in significant part upon its own ability and the ability of its manufacturers, including Raven and D&F, to develop new products and reformulate existing products for introduction into the Company's markets. See
"Business -- Product Overview -- Product Manufacturing and Development." With the transition in the Company's relationship with Raven and D&F from exclusive to nonexclusive contracts, there can be no assurance that the Company will seek or continue to obtain the same amount or quality of product research, development or formulation services from Raven and D&F that it has received in the past. While the Company expects to obtain similar such services from in-house personnel and alternative manufacturers in the future, there can be no assurance that there will not be some disruption in the Company's business from time to time as these support services begin to be provided internally and by alternative manufacturers. See
"Business -- Product Overview -- Product Manufacturing and Development."


     The Company and Mr. Hughes were recently advised by Raven, D&F and Dynamic that such companies are planning to make a bond offering and obtain a secured bank credit facility, the proceeds of which would be used, in part, to repurchase the ownership interests in those companies currently held by Mr. Hughes and Dr. Katzin. See "Certain Transactions."


ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; POTENTIAL MISUSE OF PRODUCTS

     In general, the Company's products consist of weight management products, food and dietary supplements and personal care products (a limited number of which have been or may be classified in the U.S. as OTC drugs) which the Company believes do not require approvals from the FDA or, in the United States market, other regulatory agencies, prior to sale. The Company does not conduct clinical studies of its products. The Company's products consist of herbs, vitamins, minerals and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies, the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers' use or misuse of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. See "Business -- Product Overview."

COMPETITION

     The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management, food and dietary supplement and personal care products as well as other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives.

     In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products. See "Business -- Competition."

PRODUCT LIABILITY CLAIMS

     As a marketer of food and dietary supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among other things, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, it is possible that widespread product liability claims and the resultant adverse publicity could negatively affect the Company. See "Business -- Product Overview; Regulation."

CONCENTRATION OF STOCK OWNERSHIP

     As of February 23, 1998, Mr. Hughes beneficially owned 5,666,932 shares of the Class A Stock and 11,333,866 shares of the Class B Stock (which amounts include 183,333 shares of Class A Stock and 366,666 shares of Class B Stock held by a charitable foundation of which Mr. Hughes is a director but with respect to which Mr. Hughes has no pecuniary interest), representing 57.2% and 58.2% of the outstanding shares of Class A Stock and Class B Stock, respectively, as of February 23, 1998. Accordingly, Mr. Hughes currently has the power to elect the entire Board of Directors of the Company and determine the outcome of all matters submitted to the Company's stockholders for approval. Because Class B Stock is non-voting stock, neither the completion of the DECS Offering nor the settlement of the DECS will affect Mr. Hughes' voting power with respect to the Company. Assuming the delivery by the Selling Stockholder to the Trust of the maximum number of shares of Class B Stock required to satisfy the Contract (assuming full exercise of the over-allotment option in the DECS Offering), Mr. Hughes would beneficially own 28.7% of the Company's currently outstanding Class B Stock (including the foundation-owned shares referred to above). See "Plan of Distribution" and "Principal and Selling Stockholders."

SHARES AVAILABLE FOR FUTURE PUBLIC SALE

     In addition to shares already publicly held, as of February 23, 1998, (i) 432,258 shares of Class A Stock and 864,520 shares of Class B Stock subject to outstanding stock options that are currently exercisable have been registered for sale under the Securities Act in connection with various compensation plans of the Company, and (ii) 5,666,932 shares of Class A Stock and 6,333,866 shares of Class B Stock beneficially owned by the Selling Stockholder (not including the 5,000,000 shares subject to the Contract (assuming that the over-allotment option relating to the DECS is not exercised)) are currently available for sale pursuant to Rule 144 under the Securities Act, subject to the volume limitations contained in the rule. The Company, its directors and executive officers, and the Selling Stockholder have agreed, subject to certain exceptions, not to sell, without the prior written consent of Smith Barney, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such shares for a period of 90 days, in the case of the Company and its directors and executive officers (other than the Selling Stockholder), and one year, in the case of the Selling Stockholder, after the date of this Prospectus. See "Plan of Distribution." Future sales of substantial amounts of Class A Stock or Class B Stock could adversely affect prices in the public market.

IMPACT OF THE DECS ON THE MARKET FOR CLASS B STOCK

     It is not possible to predict accurately how or whether any market that develops for the DECS will trade in the secondary market or whether such market will be liquid. Any market that develops for the DECS is likely to influence and be influenced by the market for the Class A Stock and the Class B Stock. For example, the price of the Class A Stock and/or Class B Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Class B Stock upon the maturity of the DECS, by possible sales of Class A Stock or Class B Stock by investors who view the DECS as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving the DECS and the Class B Stock.

                                USE OF PROCEEDS

     All of the shares of Class B Stock covered by this Prospectus are beneficially owned by the Selling Stockholder. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the DECS or the delivery thereunder of the Class B Stock to which this Prospectus relates. The expenses in connection with the issuance and distribution of the DECS and delivery thereunder of the Class B Stock are being borne by the Selling Stockholder.

                          PRICE RANGE OF COMMON STOCK

     The Old Common Stock has been quoted on the Nasdaq National Market System under the symbol "HERB" since April 21, 1992. As a result of the Recapitalization (including a related Class B Stock dividend), as of December 12, 1997, the Old Common Stock was effectively split into the Class A Stock and the Class B Stock. The Class A Stock and the Class B Stock have been quoted on the Nasdaq National Market System under the symbols "HERBA" and "HERBB," respectively, since December 15, 1997. The table below sets forth, for the periods indicated, the high and low sales prices of the Old Common Stock, and, commencing December 15, 1997, the Class A Stock and the Class B Stock, as reported on the Nasdaq National Market System. The sales prices in the table were taken from a written summary provided to the Company by Nasdaq. Prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                              SALES PRICE
                                                              -----------
                                                              HIGH    LOW
                                                              ----    ---
1996
  First Quarter.............................................  $12 1/8 $ 8 5/8
  Second Quarter............................................   16 3/8  10 1/8
  Third Quarter.............................................   15 7/8  12 1/2
  Fourth Quarter............................................   32 5/8  15 1/2
1997
  First Quarter.............................................  $37 3/4 $14 3/4
  Second Quarter............................................   21 1/8  15 3/4
  Third Quarter.............................................   26 1/4  14 7/8
  Fourth Quarter through December 12, 1997*.................  $27 7/8 $19 1/4
  Fourth Quarter commencing December 15, 1997
       Class A Stock*.......................................  $24     $20 1/2
       Class B Stock*.......................................   23      20
1998
  First Quarter
       Class A Stock**......................................  $25     $19 7/16
       Class B Stock**......................................   24 1/2  17 3/4

---------------

 * The Recapitalization became effective December 12, 1997. Beginning December 15, 1997, the Old Common Stock commenced trading as the Class A Stock and the Class B Stock as a result of the Recapitalization. See "Management's Discussion and Analysis of Financial Condition and Results of
   Operations -- Recent Developments and Outlook." Accordingly, the prices set forth above relate to the Old Common Stock through December 12, 1997, and the Class A Stock and Class B Stock, as indicated, commencing on December 15, 1997.

** Reflects high and low sales prices through March 3, 1998.

     As of February 23, 1998, 9,816,436 and 19,277,473 shares of the Company's Class A Stock and Class B Stock, respectively, were issued and outstanding and were held by 1,010 and 1,011 stockholders of record, respectively. For a recent closing sale price of the Class B Stock, see the cover page of this Prospectus.

                                DIVIDEND POLICY

     Prior to the third quarter of 1992, the Company had never paid a dividend on its Old Common Stock. In June 1992, the Company announced the adoption of a cash dividend practice. The Company paid quarterly dividends of $0.18 per share for the dividends paid on February 11, 1994, May 5, 1994 and August 4, 1994, increased the dividend to $0.22 per share for the dividends paid on November 3, 1994, February 2, 1995, May 4, 1995 and August 3, 1995, and reduced the dividend to $0.15 per share for the dividends paid on November 2, 1995, February 15, 1996, May 6, 1996, August 7, 1996, November 7, 1996, February 12, 1997, May 8,
1997, August 1, 1997, November 6, 1997 and February 11, 1998 (with respect to the Class A Stock and Class B Stock). The declaration of dividends in the future will be determined by the Board of Directors in its discretion and the amount of dividends declared and paid in future quarters will depend on, among other factors, the Company's profitability and other planned uses of the Company's cash resources. See "Description of Capital Stock."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial data set forth below for each of the years in the five-year period ended December 31, 1997 are derived from the audited consolidated financial statements of the Company. The selected "Other Data" set forth below are derived from unaudited internal records maintained by the Company in the ordinary course of business and, in the opinion of the Company, reflect a fair statement of the specified data for the periods presented. The selected financial and other data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                              YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1993       1994       1995        1996         1997
                                                              --------   --------   --------   ----------   ----------
                                                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Retail sales(1)(2)..........................................  $693,015   $884,058   $923,644   $1,200,144   $1,490,693
Less -- Distributor allowances on product purchases(1)......   328,270    417,177    434,640      568,209      708,241
                                                              --------   --------   --------   ----------   ----------
Net sales(1)(2).............................................   364,745    466,881    489,004      631,935      782,452
Cost of sales...............................................   103,834    130,707    143,557      168,432      205,070
Royalty overrides(1)........................................   107,381    125,820    138,940      184,669      233,883
                                                              --------   --------   --------   ----------   ----------
Gross profit................................................   153,530    210,354    206,507      278,834      343,499
Marketing, distribution and administrative expenses.........    88,918    139,629    176,046      210,087      257,514
Restructuring expense.......................................        --         --      2,300           --           --
Interest income -- net......................................     1,729      2,919      3,404        4,084        4,535
                                                              --------   --------   --------   ----------   ----------
Income before income taxes and minority interest............    66,341     73,644     31,565       72,831       90,520
Income taxes................................................    25,160     27,616     11,837       28,040       34,850
Minority interest(3)........................................        --         --         --           --        1,003
                                                              --------   --------   --------   ----------   ----------
Net income..................................................  $ 41,181   $ 46,028   $ 19,728   $   44,791   $   54,667
                                                              ========   ========   ========   ==========   ==========
Earnings per share:
  Basic(4)..................................................  $   1.52   $   1.54   $   0.66   $     1.50   $     1.81
  Diluted(4)................................................  $   1.47   $   1.50   $   0.65   $     1.43         1.72
Cash dividends per common share.............................  $   0.49   $   0.80   $   0.74   $     0.60         0.60

                                                                                    FEBRUARY 28,
                                                           ---------------------------------------------------------------
                                                             1993       1994       1995       1996       1997       1998
                                                           --------   --------   --------   --------   --------   --------
OTHER DATA:
Approximate number of supervisors(5).....................   41,000     75,000     90,000     99,000    115,000    139,000

                                                                               DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1993       1994       1995       1996       1997
                                                           --------   --------   --------   --------   --------
Number of countries(6)...................................     16         24         32         34         36


                                                                               DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1993       1994       1995       1996       1997
                                                           --------   --------   --------   --------   --------
                                                                          (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.........  $ 79,354   $ 59,113   $104,226   $131,039   $122,707
Working capital..........................................    72,723     89,825     85,126    109,662    125,986
Total assets.............................................   130,820    174,057    207,690    269,114    314,580
Long-term obligations....................................       994      1,014      1,779      2,306      2,666
Stockholders' equity.....................................    81,202    109,815    109,530    138,468    154,733

---------------

(1) For a description of retail sales, distributor allowances on product purchases, net sales and royalty overrides, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments and Outlook."

(2) Throughout this Prospectus, retail sales and net sales include license fees paid by the Company's licensees in certain countries. See
    "Business -- Geographic Areas of Operation." License fees were not material in any year presented.

(3) See "Certain Transactions" regarding minority interests in the Company's Japanese subsidiary.

(4) Basic earnings per share are computed by dividing net income, by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for 1993, 1994, 1995, 1996 and 1997 were (in thousands) 27,075; 29,864; 29,904; 29,803 and 30,193, respectively.
    Diluted earnings per share assumes the maximum dilutive effect of stock options using the Treasury Stock method. Common shares used in the calculation for 1993, 1994, 1995, 1996 and 1997 were (in thousands) 28,036; 30,768; 30,313; 31,379 and 31,803, respectively. The Recapitalization did not change the total number of the Company's outstanding common shares. As a result, earnings per share was not restated.

(5) Supervisors are those distributors who qualify as supervisors, generally, by purchasing, either from the Company or other distributors, products representing at least 4,000 "volume points" in one month or 2,500 "volume points" in two consecutive months (volume points are point values assigned to each of the Company's products that are equal in all countries and are based on the suggested retail price of U.S. products). See
    "Business -- Marketing." Every February 28th the Company deletes from the rank of supervisor those supervisors who did not satisfy the supervisor qualification requirements during the preceding twelve months. Distributors who meet the supervisor requirements at any time during the year are promoted to supervisor status at such time (including any supervisors who were deleted but who subsequently requalified). The Company relies on distributors' certifications as to the amount and source of their product purchases from other distributors. Although the Company applies certain review procedures with respect to such certifications, they are not directly verifiable by the Company.

(6) For a list of all the countries in which the Company currently operates, see "Business -- Geographic Areas of Operations."

                                 CAPITALIZATION

     The following table sets forth the short-term obligations and capitalization of the Company as of December 31, 1997 (dollars in thousands). This table should be read in conjunction with the Consolidated Financial Statements and the related notes incorporated by reference into this Prospectus.

                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                              (AMOUNTS IN THOUSANDS)
Short-term obligations
  Current maturities of long-term obligations...............         $  1,449
                                                                     ========
Long-term obligations
  Bank loans and contracts payable..........................            2,666
Stockholders' equity
  Class A Common Stock, $.01 par value; authorized
     33,333,333 shares; issued 9,811,623 shares(1)..........               98
  Class B Common Stock, $0.01 par value; authorized
     66,666,667; issued 19,818,248 shares(1)................              198
  Paid-in capital in excess of par value....................           50,319
  Retained earnings (includes translation adjustment of
     $(4,858)...............................................          104,248
  Unearned compensation(2)..................................             (152)
  Unrealized loss on marketable securities..................               22
                                                                     --------
          Total stockholders' equity........................         $154,733
                                                                     --------
          Total capitalization..............................         $157,399
                                                                     ========

---------------

(1) Effective December 12, 1997, the Old Common Stock was reclassified into Class A Stock and Class B Stock pursuant to the Recapitalization. The Class A Stock and Class B Stock commenced trading on December 15, 1997.

(2) Represents unamortized compensation expense related to restricted stock grants to one of the Company's executive officers.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS AND OUTLOOK

     The Company utilizes a world-wide network marketing system to market weight management products, food and dietary supplements and personal care products. As of December 31, 1997, the Company conducted business in 36 countries located throughout Asia/Pacific Rim, Europe and The Americas.

     The Company has reported increased annual retail sales and net sales in each year since 1988 and has reported profits for each year since 1990. See
"-- Presentation of Retail Sales." Retail sales increased from $405.1 million in 1992 to $1.49 billion in 1997, representing a compound annual growth rate of 29.8%. From 1992 to 1997 the Company's net income increased from $20.1 million in 1992 to $54.7 million in 1997, representing a compound annual growth rate of 22.2%.

     The Company markets it products globally. For the twelve months ended December 31, 1997, 80.0% of retail sales were attributable to markets located outside of the United States. The following summarizes the Company's retail sales by region for the time periods indicated.

                                                                       NUMBER OF
                                                                       COUNTRIES
                                                                       OPEN AS OF
                                      1995       1996        1997       12/31/97
                                     ------    --------    --------    ----------
                                             (DOLLAR AMOUNTS IN MILLIONS)
Asia/Pacific Rim...................  $143.5    $  378.8    $  643.4         8
Europe.............................   373.9       431.3       453.1        20
The Americas.......................   406.2       390.0       394.2         8
                                     ------    --------    --------       ---
          Total Retail Sales.......  $923.6    $1,200.1    $1,490.7        36
                                     ======    ========    ========       ===

     For the twelve months ended December 31, 1997, a relatively small number of countries accounted for a large proportion of the $290.6 million increase in retail sales. Of the 36 countries in which the Company operated during the twelve months ended December 31, 1997, 24 countries experienced an aggregate increase in retail sales of $350.5 million as compared with 1996, with Japan alone accounting for 61.2% of the increase. The growth in these 24 countries was partially offset by a $59.9 million aggregate decrease in retail sales in the remaining 12 countries in which the Company operated during both periods. As part of its growth strategy, management implements various initiatives to revitalize sales in countries where the Company has experienced a loss of retail sales. See "Business -- Growth Strategy." The concentration of increased retail sales in a small number of countries is expected to make the Company's earnings in future periods more susceptible to various risks. See "Risk Factors" and "Risk Factors -- Dependence Upon Material Foreign Markets."

     Subsequent to commencement of operations in 1980, the Company's network of independent distributors has grown substantially to include 139,000 supervisors as of February 28, 1998, an increase of 20.9% from the same date in the prior year, and a much larger number of distributors. The number of supervisors in the Asia/ Pacific Rim markets increased from approximately 37,000 to 60,000 from February 28, 1997 to February 28, 1998.

     Consistent with the Company's growth strategy, the Company has continued its efforts to expand its global presence by opening operations in new countries where the Company believes there is or will be demand for its products and participation in its network marketing system. From January 1, 1992 through December 31, 1997, the Company commenced operations in 26 new countries. During 1997, these countries contributed $1.05 billion of retail sales, representing 70.4% of the Company's total retail sales. Japan accounted for $525.7 million of such sales, representing 35.3% of the Company's retail sales. During 1997, the Company commenced operations in Thailand and Chile and plans to open new markets in Turkey and Indonesia in 1998. Additional new markets currently under consideration include China, India, Colombia and Ecuador. There can be no assurance that the opening of any new markets will occur as planned or that any markets opened will generate significant retail sales. See "Business -- Growth Strategy."

     The Company is exposed to risks associated with foreign currency fluctuations. For instance, the Company's purchases from suppliers are generally made in U.S. dollars while its sales to distributors are generally made in local currency. Accordingly, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on the Company. Although the Company engages in currency hedging transactions to protect against certain risks associated with foreign currency fluctuations, there can be no assurance that such fluctuations will not have an adverse effect on the Company.

     There are a number of factors that can adversely impact the success of the Company's business in any of its existing or potential markets. These factors include the regulatory environment, consumer acceptance of network marketing companies, the presence of possible competitors, adverse publicity and in-region cultural or demographic factors. In several of the Company's markets, the Company has experienced one or several of these factors, resulting in a decline in retail sales. For instance, in France in late 1994 through 1995, certain reports erroneously alleged that the Company was in some manner affiliated with a disfavored religious group. During the third quarter of 1995, the Company received inquiries from certain governmental agencies within Germany and Portugal relating to the Company's product, Thermojetics(R) Instant Herbal Beverage. The inquiries related to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by the regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. As a result of this and other factors, retail sales in Germany declined from $159.5 million in 1994 to $44.1 million for 1997. See "Risk Factors -- Sales and Earnings Volatility" and "Business -- Geographic Areas of
Operations -- Geographic Sales Trends."

     The Company believes that, in certain of its markets, the opening of other new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that certain sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing market.

     In order to increase sales in markets, such as France, Germany, Italy and Spain, that have experienced a leveling off or decline in sales, management has implemented several revitalization initiatives. These initiatives include extensive training and motivational programs, appointment of regional planning and strategy groups that include senior distributors, enhanced government relations, introduction of new products, and establishment of distributor sales centers. The Company believes that these initiatives favorably impact operations and the Company will continue to deploy these initiatives in an effort to provide a platform for renewed growth. See "Prospectus Summary -- Growth Strategies -- Revitalize Sales in Certain Existing Markets."

     The Company's weight management products have historically contributed a significant portion of the Company's total retail sales. During 1997, the Company's 14 weight management products contributed 67.8% of total retail sales, and one of these products contributed 19.8% of total retail sales. During January 1998, the Company introduced two new weight management products into this product line.

     In recent years, the Company sought to diversify its product offerings by substantially expanding its personal care product line to include skin care, perfumes, hair care, body lotions, soaps and gel products, and by expanding food and dietary supplement products. From 1994 to 1997, sales of the personal care product line increased from $26.6 million to $167.9 million, representing 3.0% and 11.3% of total retail sales. From 1994 to 1997, sales of food and dietary supplements increased from $86.8 million to $244.6 million, representing 9.8% and 16.4% of total retail sales. During 1998, the Company intends to introduce in certain markets up to thirty new personal care products (exclusive of color variations), and up to eight new food and dietary supplement products (exclusive of flavor variations), as well as a new line of water purification systems. The Company will also seek to introduce additional new lines in the future, including household products.

     At a Special Meeting of the Company's shareholders held on December 11, 1997, the Company's shareholders approved the Recapitalization, pursuant to which the Company's Articles of Incorporation were amended and restated to: (i) effect a one-for-three reverse split (the "Reverse Split") of the Old Common Stock, (ii) reclassify each resulting whole share of Old Common Stock as a share of new Class A Stock, (iii) create a new class of non-voting common stock, designated as Class B Stock, and (iv) fix the relative rights, powers and limitations of the Class A Stock and the Class B Stock. The Recapitalization did not change the number of shares of the Company's authorized capital stock. On December 12, 1997, the Recapitalization became effective and the Company's Board of Directors declared a dividend of two shares of Class B Stock on each whole share of Class A Stock resulting from the Reverse Split. On December 15, 1997, trading of both the Class A Stock and the Class B Stock commenced on the Nasdaq National Market System.

PRESENTATION OF RETAIL SALES

     Throughout this Prospectus, "retail sales" are determined as the gross sales amounts reflected on the Company's invoices to its distributors. The Company does not receive the amount reported as "retail sales," and the Company does not monitor the actual retail prices charged for the Company's products. "Net sales" represent the actual purchase prices paid to the Company by its distributors, after giving effect to distributor discounts (referred to as "distributor allowances"), which total approximately 50% of suggested retail sales prices. The Company receives its net sales price in cash or through credit card payments upon receipt of orders from distributors. Importers are utilized by the Company in some markets and, under certain circumstances, credit terms are extended. The Company's "gross profit" consists of net sales less (i) "cost of sales," consisting of the prices paid by the Company to its manufacturers for products and costs related to product shipments, foreign duties and tariffs and similar expenses, and (ii) "royalty overrides," currently consisting of (a) royalties and bonuses, which total approximately 15% and 6%, respectively, on the suggested retail sales prices of products earned by qualifying distributors on sales within their distributor organizations, (b) the President's Team Bonus payable to certain of the Company's most senior distributors in the aggregate amount of approximately an additional 1% of product retail sales, and (c) other one-time incentive cash bonuses to qualifying distributors. Royalty overrides, as reported in the financial statements and selected financial data appearing elsewhere herein, are net of a handling fee (6% of retail sales effective April 1, 1994, previously 5%) charged by the Company to its distributors on purchases of products from the Company.

     The Company's use of "retail sales" in reporting financial and operating data reflects the fundamental role of "retail sales" in the Company's accounting systems, internal controls and operations, including the basis upon which distributor bonuses are paid. The retail sales price of the Company's products is reflected in distributor invoices as the price charged to distributors together with, in most cases, a deduction for the corresponding distributor allowance. The U.S. retail sales price is used by the Company to calculate, among other things, royalty overrides and "volume points" earned by distributors. Volume points are point values assigned to each of the Company's products that are equal in all countries and are used as a supervisor qualification criteria. In addition, management relies upon "retail sales" data reflected in daily sales reports to monitor results of operations in each of the Company's markets.

     The significance of the Company's "net sales" is to reflect, generally, the prices actually received by the Company after deducting the basic distributor allowance, but before deducting royalty overrides and bonuses. The ratio of the Company's "retail sales" to "net sales" is relatively constant because distributor allowances historically total approximately 50% of suggested retail sales prices. Accordingly, factors that affect "retail sales" generally have a corresponding and proportionate effect on "net sales." To the extent the ratio of "retail sales" to "net sales" varies from period to period, such variances have resulted principally from sales of the Company's distributor kits and other educational and promotional materials, for which there are no distributor allowances. Sales of such items initially decreased and thereafter stabilized as a percentage of total retail sales since 1991, but such decreases have not had a material impact on the ratio of the Company's "retail sales" to "net sales" or on the Company's operating margin.

RESULTS OF OPERATIONS

     The Company's results of operations for the periods described below are not necessarily indicative of results of operations for future periods, which depend upon numerous factors including the Company's ability in the future to enter new markets and introduce additional and new products into its markets.

1997 COMPARED TO 1996

     Retail sales for the twelve months ended December 31, 1997 increased 24.2% to $1.49 billion, as compared to retail sales of $1.20 billion in the prior year.

     Retail sales in Asia/Pacific Rim increased $264.6 million or 69.9% during 1997 as compared to the prior year. The increase resulted from strong retail sales in Japan and Taiwan. Retail sales in Japan increased $214.6 million, or 69.0%. Given the rapid increase in retail sales in Japan to current levels, retail sales in Japan are not expected to continue to increase at historic rates. In Taiwan, retail sales for 1997 increased $21.4 million, or 81.7%. Retail sales in other Asia/Pacific Rim countries for 1997 increased $28.6 million, or 69.1% as compared to 1996. The increases in the other Asia/Pacific Rim countries resulted from the opening of South Korea in November 1996 and Thailand in June 1997 coupled with increased retail sales in Hong Kong.

     Retail sales in Europe increased $21.8 million or 5.1% in 1997 as compared to the prior year. Within the region, retail sales in Italy and Russia increased $10.6 million, or 19.4%, and $15.7 million, or 11.1%, respectively, in 1997 compared to 1996. Offsetting the retail sales increases were declines in Germany, South Africa and Finland of $10.3 million, $8.2 million and $5.6 million, respectively in 1997 as compared to the prior year. Although retail sales in Germany, South Africa and Finland declined in comparison to the prior year, they have remained relatively stable over the past four quarters.

     Retail sales in the Americas increased $4.1 million, or 1.1% in 1997 as compared to the prior year. The increase in retail sales primarily resulted from retail sales increases in the United States, Canada and Mexico of $19.1 million, $3.6 million and $4.4 million, respectively, and retail sales of $3.4 million resulting from the opening of Chile in March 1997. Partially offsetting these increases was a decline in Brazil of $26.1 million, or 34.3%. The retail sales decrease in Brazil was primarily due to a difficult regulatory environment which, among other factors, impeded the introduction of new products within the country. The Company has recently received approval for approximately 30 personal care products and will continue to pursue approval of other new products within Brazil. During each of the 1997 third and fourth quarters, retail sales in Brazil increased as compared to the preceding quarters. The 1997 fourth quarter retail sales in Brazil exceeded the same period in 1996 by 9.7%.

     In 1997, retail sales in all the product segments demonstrated strong growth as compared to the prior year period. The increase in personal care retail sales primarily resulted from a strong reception of the product line in Japan and its introduction in Russia during July 1996. The increases in the remaining categories were primarily due to the same factors identified in the geographical segment discussion above.

     Gross profit of $343.5 million for 1997, was $64.7 million, or 23.2% higher than the gross profit of $278.8 million in the prior year. As a percentage of retail sales, gross profit for 1997 as compared to the same period in the prior year decreased modestly from 23.2% to 23.0%. The decrease in gross profit as a percentage of retail sales primarily resulted from additional royalty override expenses from a special 1997 distributor incentive program designed to motivate distributors to achieve incremental sales growth.

     Marketing, distribution and administrative expenses, as a percentage of retail sales, were 17.3% for 1997 as compared to 17.5% for the same period in 1996. These expenses for the same periods increased 22.6% to $257.5 million from $210.1 million in the prior year. The increase resulted from: (a) higher in-country distribution expenses primarily due to facility and staff expansions in Japan, new country openings in Chile and Thailand, and a full year of operations in South Korea, (b) higher administrative expenses due to staff additions and other costs related primarily to supporting sales expansion in foreign countries, and (c) higher marketing costs resulting from increased sales event activity in 1997.

     The weakening of the Japanese Yen against the U.S. Dollar during 1997 resulted in proportionately lower revenues, expenses, and ultimately income when translated into the U.S. Dollar reporting currency. Comparing the weighted average exchange rates in effect during 1996 and 1997, the adverse effect of the weaker Japanese Yen on the Company's net income and earnings per diluted share for the 1997 period was $7.9 million and approximately $0.25, respectively. The effect of foreign currency changes of this nature in countries other than Japan was not material to the operations of the Company.

     Income taxes of $34.9 million for 1997 increased from $28.0 million in the prior year. As a percentage of pre-tax income, income taxes remained unchanged at 38.5% in 1997. To the extent the Company's operations in high tax jurisdictions, such as Japan, continue to grow disproportionately relative to the balance of the Company's operations, the Company may not be able to fully utilize its foreign tax credits in the U.S., which could, accordingly, result in the Company incurring a higher overall income tax rate on its worldwide operations in the future.

     On December 30, 1996, the Company sold an approximate 7% interest in its Japanese subsidiary to certain directors and executive officers of the Company. In 1997, the earnings attributed to this minority interest in the Japanese subsidiary were $1.0 million. See "Certain Transactions."

     Net income for 1997 increased 22.1% to $54.7 million, from $44.8 million reported in the prior year.

1996 COMPARED TO 1995

     Retail sales increased 29.9% to $1.2 billion in 1996 from $923.6 million in 1995. The increase was primarily due to the year to year aggregate sales growth of $480.4 million in 14 countries (including two countries which opened in 1996): 82.0% of this increase was derived from sales in three countries: Japan, Russia and Brazil. This increase was partially offset by an aggregate $203.9 million sales decline in the remaining 20 countries in which the Company operates.

     Regionally, retail sales for 1996 as compared to 1995 increased 164.0% in Asia/Pacific Rim, 15.4% in Europe and declined 4.0% in The Americas. In Asia/Pacific Rim, combined retail sales of $378.8 million increased by $235.3 million compared with 1995. The increase was due to a significant growth in sales in Japan which contributed retail sales of $311.1 million in 1996 as compared to $81.7 million in 1995. The increase in sales in Japan is in part attributable to the introduction of new products and expansion of existing product lines and the growth in the distributor network in Japan. In Europe, combined retail sales for 1996 of $431.3 million increased by $57.4 million compared to 1995. This increase was due to a full year operation in Russia which opened during 1995 and contributed retail sales of $142.1 million in 1996 as compared to $29.6 million in 1995. The most significant decline in Europe was in Germany with 1996 retail sales of $54.3 million compared to $115.6 million in 1995. The decrease was due in part to the July 1995 suspension of sales of Thermojetics(R) Instant Herbal Beverage in that country and the adverse publicity stemming from the suspension.

     In The Americas, combined retail sales in 1996 of $390.0 million decreased by $16.2 million as compared to 1995. The decrease was due to a decline in sales in the United States and several South American countries, partially offset by Brazil which opened in the fourth quarter of 1995. The reduction in U.S. retail sales is attributable in part to the Company's commencement of operations in Brazil and the continuing effect of the commencement of operations in Russia in July 1995. The Company is aware that, prior to the opening of Brazil and Russia, some retail sales in the U.S. were for products purchased in the U.S. but re-directed to Brazil or Russia by distributors. The Company expects that U.S. retail sales may be impacted as the expansion of operations into international markets continues.

     The Company's gross profit increased to $278.8 million for 1996 from $206.5 million in 1995. As a percentage of retail sales, the gross profit was 23.2% in 1996 as compared with 22.4% in 1995. This is primarily attributable to higher sales in Japan where the gross profit is higher due to higher retail selling prices.

     Marketing, distribution and administrative expenses for 1996 increased to $210.1 million from $176.0 million in 1995. As a percentage of retail sales, these expenses were 17.5% in 1996 as compared to 19.1% in 1995. The increase in these expenses is attributable to higher in-country distribution center costs directly related to sales volume, particularly in Japan and Brazil. In addition, administrative expenses increased as a result of a continued emphasis and increased costs of strengthening government and media relations, increased compensation related to staff additions and incentive compensation awards. Such increases were partially offset by a decrease in sales promotion expenses in 1996 as compared to 1995. Foreign exchange losses were $3.0 million in 1996 as compared to losses of $2.6 million in 1995.

     Income taxes of $28.0 million in 1996 increased from $11.8 million in 1995. As a percentage of income before income taxes, the income tax rate increased from 37.5% for 1995 to 38.5% for 1996. The increase is due in part to an increased proportion of profits in countries which have a higher effective tax rate. Net income for 1996 increased to $44.8 million from $19.7 million in 1995 because of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically met its working capital and capital expenditure requirements, including funding for expansion of operations, through net cash provided by operating activities.

     In 1997, net cash provided by operating activities was $51.2 million, compared to $65.4 million in 1996. The decrease primarily resulted from (i) increased inventory levels required to support the Company's growth, and (ii) higher credit card receivable balances primarily resulting from Japan, where the collection period related to credit card receivables from banks is longer than most countries. These reductions were partially offset by increased net income and additional cash flow provided by increases in royalty overrides and advanced sales balances.

     Capital expenditures for 1997 were $13.1 million compared to $15.4 million for the prior year. The majority of the 1997 expenditures resulted from investments in management information systems and the expansion of new and existing facilities, particularly in the U.S. and Japan. In connection with its entry into each new market, the Company funds inventory requirements and typically establishes either a full-service distribution center, sales office, a fulfillment center or compliance office, or a combination of the foregoing. While the capital requirements associated with entry into new markets vary, the Company estimates that up to $7 million will be required for pre-opening expenses, capital expenditures and other operating cash flow needs associated with its 1998 new market expansion activities.

     Stockholders' equity increased $16.3 million to $154.7 million during 1997. During 1997, net income of $54.7 million and the issuance of capital stock upon exercise of stock options, including related tax benefits, of $9.3 million were partially offset by $18.1 million of dividends declared, stock repurchases of $26.0 million and a translation loss of $3.9 million. The payment of dividends is determined by the Board of Directors at its discretion and the amounts of dividends declared and paid in future quarters will depend, among other factors, on profitability, as well as other planned uses of the Company's cash resources.

     Cash and cash equivalents and marketable securities totaled $122.7 million at December 31, 1997 compared to $131.0 million at December 31, 1996.

     In September, 1997, the Company entered into new agreements with its suppliers of weight management and food and dietary supplement products. See "Business -- Product overview -- Product Manufacturing and Development." The new contracts became effective January 12, 1998 and replace the contracts previously in effect. The new contracts provide, among other things, the ability for the Company to source and develop products from other third party manufacturers, within certain contractual limitations. The new contracts provide the opportunity for cost savings for certain products; however, the realization of any product cost savings will be affected by the Company's future product development.

     The Company has not been subjected to material price increases by its suppliers for several years. The Company believes that it has the ability to respond to a portion or possibly all of any price increases by raising the price of its products. Purchases by the Company from its suppliers are generally made in U.S. Dollars, while sales to distributors are generally made in local currencies. Consequently, strengthening of the U.S. Dollar versus a foreign currency can have a negative impact on operating margins and can generate transaction losses on intercompany transactions. The Company from time to time enters into forward exchange contracts and other hedging arrangements to manage its foreign exchange risk on intercompany transactions. During 1997, several European and Asian currencies weakened against the U.S. Dollar resulting in foreign exchange loss of $1.6 million as compared to a loss of $3.0 million in 1996.

     The Company has conducted a review of its computer systems to consider upgrades, address the implication of the adoption of a single European Union currency in 1999 and to identify those areas that require Year 2000 compliance and is developing an implementation plan to accomplish these objectives. Year

2000 compliance refers to the inability of certain computer systems to recognize dates commencing on January 1, 2000. Such inability has the potential to materially adversely affect the operation of computer systems. The Company currently believes that by modifying existing software and converting to new software for certain tasks, Year 2000 compliance will not pose significant operational problems and is not anticipated to be material to its financial position or results of operations in any given year. However, there can be no assurance that the systems of other companies on which the Company may rely will be timely converted or that the failure to convert by another company would not have an adverse effect on the Company. At the present time, the Company estimates that the incremental cash requirements related to system upgrades, European Union single currency issues and Year 2000 compliance will total approximately $10 million to $15 million. Such expenditures will be expensed or capitalized as appropriate.

     In January 1996, the Company's Board of Directors approved a one million share stock repurchase program, which was completed in April 1997. In April 1997, the Board of Directors adopted an additional $30 million stock repurchase program which was completed in February 1998. In February 1998, the Board adopted an additional $20 million stock repurchase program. Pursuant to these stock repurchase programs, through February 1998 the Company had expended $46.6 million in the aggregate to repurchase a total of 2.5 million shares of Old Common Stock, Class A Stock and Class B Stock.

     The Company has pledged cash and cash equivalents to secure bank financing primarily for the benefit of its foreign subsidiaries, including letters of credit, lines of credit, leases, and other obligations. As of December 31, 1997, an aggregate of $21.2 million had been pledged against $26.4 million of commitments for debt obligations, contingent guarantees, and foreign exchange activity. Generally, these debt arrangements expire in less than one year. The Company also enters into unsecured guarantees related mainly to short-term currency hedge arrangements. There were no such currency hedges outstanding as of December 31, 1997.

     At December 31, 1997, the Company had $5.5 million of credit facilities of which $0.3 million is outstanding. The majority of these facilities expire in 1998. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

                                    BUSINESS

GENERAL

     Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1997, the Company conducted business in 36 countries located in Asia/Pacific Rim, Europe and The Americas. Retail sales in those regions represented 43.2%, 30.4% and 26.4%, respectively, of the Company's total retail sales in 1997.

     The Company has experienced substantial growth in retail sales and net income in recent years. From 1992 to 1997, the Company's retail sales grew from $405.1 million to $1.49 billion, representing a compound annual growth rate of 29.8%. From 1992 to 1997, the Company's net income grew from $20.1 million to $54.7 million, representing a compound annual growth rate of 22.2%.

     The Company's products are marketed exclusively through a network marketing system. This system enables the Company's independent distributors to earn profits by selling Herbalife products to retail consumers and other distributors. Distributors may also develop their own distributor downline organizations by sponsoring other distributors to do business in any market where the Company operates, entitling the sponsors to receive royalty overrides on product sales within their downline organizations.

     Management believes that Herbalife's network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

KEY OPERATING STRENGTHS

     The Company believes the source of its success is its commitment to serving the needs of its distributors. The Company provides its distributors with high quality products and an appealing network marketing system that combines a highly attractive compensation program with extensive Company-sponsored training and motivational events and services. The Company has established a strong operating platform to support distributors and facilitate future growth. The key components of this platform include the following:

     High Quality, Healthy Lifestyle Products. The Company offers high quality products, many of which emphasize herbs and other natural ingredients in order to appeal to consumer demand for products that contribute to a healthy lifestyle. Herbalife's complete product line consists of 94 products, including 14 weight management, 22 food and dietary supplement and 58 personal care products, with a varying number of these products offered in each of the Company's markets. These three product categories represented 67.8%, 16.4% and 11.3% of total retail sales in 1997, respectively.

     Attractive Distributor Compensation Program. The Company believes that it offers one of the most financially rewarding compensation programs in the network marketing industry. Distributors' earnings are derived from two primary sources: profits on the resale of products and a series of royalties and production bonuses on product sales within a distributor's downline organization. Combining these sources of earnings plus participation in the President's Team bonus, the Company's total "pay-out" (including distributor allowances) on products subject to distributor royalty overrides is approximately 72% of the Company's suggested retail sales price (before reflecting a 6% handling fee paid by distributors.) Distributors can also participate in various non-cash awards, such as the Get-A-Way vacations and HBN satellite dishes offered through various Herbalife promotional programs. In addition, through its international sponsorship program, the Company affords distributors the opportunity to earn the same types of compensation both in the distributor's home country and in any other country where Herbalife operates.

     Comprehensive Distributor Support Services. Mark Hughes and the Company's top distributors, in conjunction with the Company's 307 distributor support and relations employees and 121 sales and marketing employees, are committed to training and motivating Herbalife's distributors. The Company strives to effectively and efficiently communicate with its global distributor base by capitalizing on new technologies and marketing techniques. The Company regularly conducts motivational events and training programs, both live and via the Herbalife HBN network and teleconferences, and utilizes a range of promotional literature (including catalogs and newsletters), all in multiple languages and tailored to meet the particular needs of Herbalife distributors worldwide. In addition to over one hundred Company-sponsored live events each month, distributors themselves conduct several thousand local training and motivational events each month. The Company seeks to inspire distributor loyalty by making prompt product deliveries and royalty payments and by providing detailed distributor earnings statements.

     Proven New Market Expansion Program. The Company has developed a systematic, proven approach to opening new markets. With the advice of local legal counsel and other advisors, the Company conducts a detailed analysis of the new market's regulatory framework, modifies its products and marketing system as necessary to obtain required regulatory approvals and establishes plans for product distribution and distributor services within the new market. The Company generally commences these activities two years before opening a new market and commits substantial financial and management resources to the process.

     Advanced Global Information Systems. To facilitate the Company's global expansion, the Company employs advanced computer and telecommunications systems that link its domestic and international operations and provide timely and accurate product ordering, royalty payment processing and inventory management. During 1995, 1996 and 1997, the Company has invested in excess of $15 million to enhance its computer and telecommunications systems.

     Proactive Approach to Government Relations. The Company employs a staff of government relations personnel throughout the world who take a proactive approach to working with governmental agencies, in order to create a favorable business environment for Herbalife and its distributors. In 1994, the Company formed its Government Relations Group, currently consisting of 10 employees, and in 1995 it established the position of Chief International Counsel. The Company has budgeted approximately $6.0 million to government relations activities worldwide for 1998. The Company's Government Relations Group and international legal personnel establish relationships with regulators and community leaders in both new and existing markets and strive to ensure that the Company's products comply with regulatory requirements. In addition, the Company coordinates its activities in each market with a network of legal counsel, regulatory consultants and other advisors to support its worldwide operations.

GROWTH STRATEGY

     The Company's strategy for growth consists of the following four principal elements:

     Expand Product Offerings and Developing New Product Lines. The Company is committed to expanding its product line by developing and offering new products and introducing existing products into markets where they are not currently offered. Expanding product offerings and categories is a fundamental part of the Company's business strategy. The timely introduction of new, high quality products creates sales opportunities for distributors, and also serves to generate enthusiasm among distributors and provide them with additional promotional opportunities to sell other Company products. During 1997, the Company introduced 17 new products (exclusive of flavor and color variations), and during 1998 the Company intends to introduce up to 40 new products (exclusive of flavor and color variations) in selected markets, including several additions to the weight management program, an important new line of personal care products and a new line of state-of-the-art water purification systems, marketed under the name "AquaGenics(TM)." The Company's new nutritional products include a reformulated meal-replacement powder with greater protein content, Chew Slim(TM) herbal diet gum, WaferFull(TM) chewable wafers, MentaBalance(TM) amino acid and herbal supplement and CarboGuard(TM) micronutrient fiber and herbal supplement. In its Dermajetics(TM) personal care line, the Company will launch a new line of color cosmetics in selected markets. The Company will also seek to introduce additional new product lines in the future, including household products.

     Revitalize Sales in Certain Existing Markets. Management continually seeks to revitalize sales in markets, such as France, Germany, Italy and Spain, that have experienced an initial period of growth followed by a leveling off or decline in sales (see "Geographic Areas of Operations") by, among other things, providing extensive training and motivational program support to distributors. In addition, the Company has created regional planning and strategy groups that include senior members of the Company's distributor base, increased focus on governmental relations and hired additional distributor support representatives. The Company also seeks to introduce annually in each targeted market additional products not previously offered. In certain markets, the Company has enhanced its presence and visibility by opening new, more attractive and conveniently located distributor sales centers. The Company believes that these initiatives favorably impact operations and the Company will continue to deploy these initiatives in an effort to provide a platform for renewed growth in the targeted markets in the future.

     Expand Into New Markets. The opening of new markets is an important component of the Company's business strategy. From January 1, 1992 through December 31, 1997, the Company has commenced operations in 26 new countries, consisting of six in Asia/Pacific Rim, 15 in Europe and five in The Americas. During 1997, these countries contributed $1.05 billion of retail sales, representing 70.4% of the Company's total retail sales. The Company believes there are numerous additional markets in which its network marketing system and products should prove successful. The Company opened new markets, Thailand and Chile, in 1997 and plans to open Turkey and Indonesia in 1998. Additional new markets currently under consideration include China, India, Colombia and Ecuador. The Company evaluates these and other new markets based, in part, on the Company's ability efficiently to create a distributor base in potential markets. In determining when and where to open new markets, the Company will continue to seek to minimize the impact on distributor focus in existing markets and to ensure that adequate distributor support services and other Company systems are in place to support the growth.

     Enhance Sales and Motivational Training. The Company will continue to seek to increase sales through its network marketing system by utilizing extensive training and motivational programs. The Company will also produce extravaganzas and other large scale events and numerous training and motivational programs worldwide. In addition, the Company will continue to offer extensive training programs through various methods of telecommunication, including broadcast faxes, pre-recorded telephone message services and live multi-lingual teleconferences on a global basis, and will seek to expand the motivational and training programming and audience of the HBN network. Approximately 20,000 HBN home systems are currently in place. The Company believes distributors frequently invite other distributors and customers into their homes to view the 2 to 3 hours of HBN network programming available each week.

PRODUCT OVERVIEW

     The Company's products include weight management products, food and dietary supplements, personal care products and educational and promotional materials. The Company currently markets 94 products, exclusive of variations in product flavors and colors, reformulations of products to satisfy regulatory requirements within a particular country and similar variations of the Company's basic product line. A limited number of the Company's personal care products are classified in the U.S. as OTC drugs.

     The following chart summarizes the number of products offered by the Company in its principal product categories as of December 31, 1997 and retail sales information by product category during the indicated periods.

                           PRODUCT SALES BY CATEGORY

                                                          YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------------
                                           1995                   1996                    1997
                                    -------------------   ---------------------   ---------------------
                                               PERCENT                 PERCENT                 PERCENT
                                               OF TOTAL                OF TOTAL                OF TOTAL
   PRODUCT CATEGORY (NUMBER OF       RETAIL     RETAIL      RETAIL      RETAIL      RETAIL      RETAIL
      PRODUCTS IN CATEGORY)          SALES      SALES       SALES       SALES       SALES       SALES
   ---------------------------      --------   --------   ----------   --------   ----------   --------
                                                           (AMOUNTS IN THOUSAND)
Weight Management(14).............  $694,269     75.2%    $  854,410     71.2%    $1,011,122     67.8%
Food and Dietary
  Supplements(22).................    86,714      9.4        168,371     14.0        244,569     16.4
Personal Care Products(58)*.......   107,385     11.6        116,938      9.7        167,931     11.3
Other**...........................    35,276      3.8         60,425      5.1         67,071      4.5
                                    --------              ----------              ----------
                                    $923,644              $1,200,144              $1,490,693
                                    ========              ==========              ==========

---------------

 * Includes a limited number of products that are classified in the U.S. as OTC drugs.

** Includes distributor kits and other educational and promotional materials.
   Such materials are regularly developed and enhanced by the Company and, as a result, the number of such materials is not presented.

     The following chart sets forth the number of the Company's products available as of December 31, 1997 by category in each of the Company's markets as of that date.

                     NUMBER OF PRODUCTS OFFERED BY CATEGORY
                           (AS OF DECEMBER 31, 1997)

                                                   NUMBER OF        NUMBER OF
                                                    WEIGHT       FOOD AND DIETARY     NUMBER OF         TOTAL
                                                  MANAGEMENT        SUPPLEMENT      PERSONAL CARE     NUMBER OF
                                       YEAR        PRODUCTS          PRODUCTS         PRODUCTS        PRODUCTS
             COUNTRY                ENTERED(1)   (14 IN TOTAL)    (22 IN TOTAL)     (58 IN TOTAL)   (94 IN TOTAL)
             -------                ----------   -------------   ----------------   -------------   -------------
ASIA/PACIFIC RIM
  Australia.......................     1982            8                 7               43              58
  New Zealand.....................     1988            8                 6               42              56
  Hong Kong.......................     1992            5                 1               46              52
  Japan...........................     1993            7                 2               32              41
  Philippines.....................     1994            7                --               --               7
  Taiwan..........................     1995            4                --               36              40
  Korea...........................     1996            3                 1               --               4
  Thailand........................     1997            5                --               27              32
EUROPE
  United Kingdom..................     1983            7                 9               46              62
  Israel..........................     1989            8                 3               25              36
  Spain...........................     1989            6                 2               45              53
  France..........................     1990            7                --               44              51
  Germany.........................     1991            4                --               44              48
  Italy...........................     1992            7                 2               44              53
  Portugal........................     1992            5                 1               45              51
  Czech Republic..................     1992            7                 3               29              39
  Netherlands.....................     1993            6                 1               44              51
  Belgium.........................     1994            7                 4               44              55
  Poland..........................     1994            5                 1               20              26
  Denmark.........................     1994            7                 2               44              53
  Sweden..........................     1994            7                 1               44              52
  Russia..........................     1995           12                14               31              57
  Switzerland.....................     1995            3                --               44              47
  Austria.........................     1995            2                 1               44              47
  Norway..........................     1995            5                 1               32              38
  Finland.........................     1995            8                 3               32              43
  South Africa....................     1995            6                 2               42              50
  Greece..........................     1996            2                --               44              46
THE AMERICAS
  United States...................     1980           14                22               52              88
  Canada..........................     1982            8                 8               44              60
  Mexico..........................     1989           12                12               24              48
  Dominican Republic..............     1994            6                --               --               6
  Venezuela.......................     1994            5                --               36              41
  Argentina.......................     1994            6                --               34              40
  Brazil..........................     1995            6                --               --               6
  Chile...........................     1997            5                --               19              24

---------------

(1) Throughout this Prospectus, "entering", "opening", "commencing operations" or "doing business" in a market or country means that the Company has obtained either regulatory approval of, or the favorable opinion of local legal counsel with respect to, its network marketing system, has obtained all requisite regulatory approvals of at least one product and has commenced sales and shipment of that product within the market or country. With respect to Japan, from 1989 through 1992, the Company operated under a licensing arrangement in Japan and reported license fees with respect thereto as revenue. Subsequently, in 1993, the Company formed a new Japanese subsidiary whose revenues were then included in the Company's results of operations. Accordingly, the Company considers Japan to have been "opened" in 1993.

     Weight Management Products. A majority of the Company's sales are derived from the 14 weight management products that the Company markets as the Thermojetics(R) Weight-Management System. These weight management products include the following: (i) Formula 1, a protein powder in four different flavors designed as a meal replacement, (ii) the four Thermojetics(R) weight management tablets (original green, green, beige and yellow), (iii) Thermojetics(R) Herbal Concentrate, an herbal beverage blended from five natural botanicals, and (iv) a variety of other nutritional products, such as Cell-U-Loss(R), Activated Fiber, N.R.G. (Nature's Raw Guarana), Thermo-bond(R) and Aminogen(R). In addition, the Company has recently introduced four new products to the Thermojetics(R) system:
Chew Slim(TM) herbal diet gum, WaferFull(TM) chewable wafers, MentaBalance(TM) amino acid and herbal supplement and CarboGuard(TM) micronutrient and herbal supplement.

     Food and Dietary Supplements. The Company's food and dietary supplements include a variety of products, each containing herbs, vitamins, minerals and other natural ingredients. Such products are sold under various names, including Herbal-Aloe, Florafiber, Xtra-Cal, Herbalifeline(R), Tang Kuei Plus, Male Factor 1000(R), Schizandra Plus(R) and A.M. Replenishing and P.M. Cleansing formula. In addition, in 1996, the Company launched its Health & Fitness Program and Bulk & Muscle Program, together with a Longetics Program designed for the needs of mature adults, which offer various products consisting of a protein drink mix, a multivitamin, mineral and herbal tablet and Cell Activator(R). In 1996, the Company also introduced products designed to meet the nutritional needs of children, consisting of Kindermins(R), a liquid multivitamin/herbal formula, and Dinomins(TM), a chewable vitamin tablet.

     Personal Care Products. The Company's entire personal care product line is marketed under the name Dermajetics(R), which was initially launched in 1995. Currently, the Dermajetics(R) product line consists of the following products:
The Skin Survival Kit, consisting of a day and night moisturizer, a deep cleaning facial mask and a hydrating eye gel, all packaged in a cosmetic bag; Parfums Vitessence(TM), consisting of six eaux de toilette, three for men and three for women; Nature's Mirror(R), consisting of a cleanser, toner and moisturizer for each of three different skin types and four specialty care products; Good Hair Day, consisting of seven hair care products; Ocean Currents(R), consisting of three bath products; Aroma Vie(R), consisting of three aromatic soaps and oils; and other specialty personal care products, including Herbal Aloe Gel and Lotion, Super APR (Arthritis Pain Relief), a suncare line and Body Buffing and Toning Cream. In addition, during 1998 the Company intends to introduce a new line of color cosmetics (lipstick, mascara and related products) in selected markets.

     Educational and Promotional Materials. The Company also sells distributor kits, which an individual must purchase (at a worldwide average cost of approximately $87 per kit) in order to become a distributor of the Company, as well as other educational and promotional materials. Such materials include sales aids, informational videotapes and cassette recordings. Sales of distributor kits are not subject to distributor allowances (i.e., the Company receives the entire retail sales amount from the sale of distributor kits).

     Home Technology Products. During 1998, the Company plans to launch its new AquaGenics(TM) line of home water purification systems. The AquaGenics(TM) line includes a state-of-the art drinking water filtration system and a shower-head water filter. In addition, the Company is in the developmental stage for other home technology products.

     Product Manufacturing and Development. The Company expands its product line through the development of new products. New product ideas are derived from a number of sources, including trade publications, scientific and health journals, the Company's executives, staffs and consultants and outside parties. In advance of introducing products into its markets, local counsel and other representatives retained by the Company investigate product formulation matters as they relate to regulatory compliance and other issues. The Company's products are then reformulated to suit both the regulatory and marketing requirements of the particular market. See "-- Regulation."


     All of the Company's products are manufactured by outside companies. Raven currently manufactures all of the Company's powder products, and D&F currently supplies substantially all of the Company's tablet and capsule products. For a number of years prior to 1998, the Company was subject to requirements contracts with each of Raven, D&F and Dynamic, pursuant to which the Company agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule and certain other products from Dynamic or D&F, to the extent each such manufacturer was capable of manufacturing such products. In 1996 and 1997, aggregate purchases by the Company from Raven and D&F represented a majority of the Company's product purchases. In September 1997, the Company entered into new three-year agreements with Raven, D&F and Dynamic, pursuant to which revised pricing and other provisions became effective on January 12, 1998. The new contracts provide, among other things, the ability for the Company to source and develop products with other third party manufacturers, subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. As a result, and because the new contracts confirm the Company's ownership of product formulations for substantially all of the Company's nutritional products, the Company has the capacity, and has begun to seek, to "second source" particular nutritional supplement products with multiple manufacturers. In addition, the Company's WaferFull(TM) and Chew Slim(TM) weight management products are being manufactured for the Company by new manufacturers. Further, the Company has hired its own staffs of product research and development and product formulation personnel, and will increasingly rely on its in-house staff for these functions. However, the Company has historically relied on Raven and D&F for these services, and will continue to do so, albeit to a lesser extent, in the future.


     The Company's ability to enter new markets and sustain satisfactory levels of sales in each market has been in the past and is likely to continue to be dependent in significant part upon its own ability and the ability of its manufacturers, including Raven and D&F, to develop new products and reformulate existing products for introduction into the Company's markets. Beginning in 1997, the Company has significantly expanded its in-house product research and development and product formulation staffs, which now consist of 23 individuals. With the transition in the Company's relationship with Raven and D&F from exclusive to non-exclusive contracts, there can be no assurance that the Company will seek or continue to obtain the same amount or quality of product research, development or formulation services from Raven and D&F that it has received in the past. While the Company expects to obtain similar such services from in-house personnel and alternative manufacturers in the future, there can be no assurance that there will not be some disruption in the Company's business from time to time as these support services begin to be provided internally or by alternative manufacturers.

     Pursuant to its new contracts with Raven, D&F and Dynamic, the Company owns the proprietary rights to substantially all of its weight management products and food and dietary supplements. However, there can be no assurance that another company will not replicate one of the Company's products. In addition, Raven and D&F continue to own certain product formulations and manufacturing processes relating to certain of the Company's nutritional products. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic. Mark Hughes owns a one-third ownership interest in Raven and a one-fifth ownership interest in Dynamic. See "Certain Transactions."

     Product Return and Buy-Back Policies. All of the Company's products include a customer satisfaction guarantee. Within thirty days of purchase, any customer who is not satisfied with an Herbalife product for any reason may return it or any unused portion to the distributor from whom it was purchased for a full refund from the distributor or credit toward purchase of another Herbalife product. Distributors may obtain replacements from the Company for products returned to them by consumers if they return such products to the Company on a timely basis. In addition, in most jurisdictions, the Company maintains a buy-back program pursuant to which it will repurchase products sold to a distributor provided that the distributor resigns as a Company distributor, returns the product in marketable condition within twelve months of original purchase and meets certain documentation and other requirements. The Company believes this buy-back policy addresses a number of the regulatory compliance issues pertaining to network marketing systems. See "Regulation -- Network Marketing System." Historically, product returns and buy-backs have not been significant, averaging 0.7% of annual retail sales during the last five years.

     Recent Regulatory Developments. The development and marketing of the Thermojetics(R) weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics(R) line have contributed significantly to the Company's retail sales. One of the ingredients in the Thermojetics(R) original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. Currently, the Company offers the Thermojetics(R) original green herbal tablet only in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product). On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing natural sources of ephedrine that are claimed to produce certain effects (none of which are claimed by the Company's product). On June 4, 1997, the FDA issued a proposed regulation for dietary supplements containing ephedrine alkaloids. The proposed regulation would include prohibitions against dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic or laxative ingredients. In addition, labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also include prohibitions against certain claims of suitability for weight loss and other uses or benefits. However, no final regulation has been issued to date. There can be no assurance as to the final form of any new FDA regulations or that the FDA will not seek to impose additional regulations, possibly prohibiting, limiting potencies or placing other restrictions on the sale of such products, or the impact, if any, of any such regulations or actions on the Company. In addition, in September 1997 the FDA issued regulations governing the labeling and marketing of dietary supplement products. The Company will be required to revise a substantial number of its product labels to reflect the new requirements prior to the 1999 effective date, although the Company does not expect the cost or impact of such actions to be material. See "Risk Factors -- Regulation" and " --Regulation."

     In addition, during the third quarter of 1995, the Company received inquiries from certain governmental agencies within Germany and Portugal relating to the Company's product, Thermojetics(R) Instant Herbal Beverage, which does not contain Ma Huang. The inquiries related to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by the regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. The Company may in the future attempt to reintroduce the product as a "beverage" in one or both of these markets. See "Risk Factors -- Regulation" and " --Regulation."

NETWORK MARKETING SYSTEM

     The Company's products are distributed exclusively through a network marketing system consisting of an extensive network of distributors. Distributors are generally independent contractors who purchase products directly from the Company or from other distributors for resale to retail consumers and other distributors. Distributors may elect to work on a full-time or part-time basis. The Company believes that its network marketing system appeals to a broad cross-section of people worldwide, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment, and that a majority of its distributors therefore work on a part-time basis. The Company believes that its network marketing system is ideally suited to marketing its products because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company encourages its distributors to use the Company's products and to communicate the results of their use of such products to their retail customers.

     Distributors' earnings are derived from several sources. First, distributors may earn profits by purchasing the Company's products at wholesale prices (which are discounted 25% to 50% from suggested retail prices depending on the distributor's level within the Company's distributor network) and selling the Company's products to retail customers at retail prices. Second, distributors may earn profits by selling products to distributors within their downline organization who receive a lower discount percentage than the selling distributor. Third, distributors who sponsor other distributors and establish their own downline organizations may earn royalties of 1% to 5% on product sales on each of up to three downline supervisor levels and production bonuses of 2% to 6% on product sales within their downline organizations upon becoming a qualifying "TAB Team" member. Combining these sources of earnings and including participation in the President's Team bonus (as described below), the Company's total "pay-out" on products subject to distributor royalty overrides is approximately 72% of the Company's suggested retail sale price (i.e. 50% distributor allowance plus up to 22% of suggested retail sales prices in royalty overrides and similar bonuses, before reflecting a 6% handling fee charged to distributors by the Company).

     Distributors earn the right to receive royalties upon attaining the level of supervisor and above, and production bonuses upon attaining the level of Global Expansion Team and above. Once a distributor becomes a supervisor, he or she has an incentive to qualify (by earning specified amounts of royalties) as a member of the Global Expansion Team, the Millionaire Team or the President's Team and thereby receive production bonuses (2%, 4% and 6%, respectively). The Company believes that the right of distributors to earn royalties and production bonuses contributes significantly to the Company's ability to retain its most productive distributors.

     To become a distributor, a person must be sponsored by an existing distributor and must purchase a distributor kit from the Company (except in Korea, where there is no charge for a distributor kit). To become a supervisor or qualify for a higher level, distributors must purchase a certain amount of the Company's products or earn certain amounts of royalties during specified time periods and must re-qualify for such levels once each year. To attain supervisor status, generally, a distributor must purchase, either from the Company or other distributors, products representing at least 4,000 volume points in one month or 2,500 volume points in two consecutive months (volume points are point values assigned to each of the Company's products that are equal in all countries and are based on the suggested retail price of U.S. products). Supervisors may then attain higher levels (i.e., the Global Expansion Team, the Millionaire Team or the President's Team) by earning increasing amounts of royalties based on purchases by distributors within their organizations. Supervisors contribute significantly to the Company's sales and certain key supervisors who have attained the highest levels within the Company's distributor network are responsible for generating a substantial portion of the Company's sales and for recruiting a substantial number of the Company's distributors. The following table sets forth the approximate number of the Company's supervisors at the dates indicated:

                                                         FEBRUARY 28,*
                                 --------------------------------------------------------------
                                  1992     1993     1994     1995     1996     1997      1998
                                 ------   ------   ------   ------   ------   -------   -------
Approximate Number of
  Supervisors.................   18,000   41,000   75,000   90,000   99,000   115,000   139,000

---------------

* Every February 28th, the Company deletes from the rank of supervisor those supervisors who did not satisfy the supervisor qualification requirements during the preceding twelve months. Distributors who meet the supervisor requirements at any time during the year are promoted to supervisor status at such time (including any supervisors who were deleted, but who subsequently requalified). The Company relies on distributors' certifications as to the amount and source of their product purchases from other distributors. Although the Company applies certain review procedures with respect to such certifications, they are not directly verifiable by the Company.

     The Company also has two compensation and incentive programs designed to motivate distributors at both the most senior and junior levels within the Company's distributor network. The Company's most senior distributors consist of approximately 345 distributors (as of December 31, 1997) who comprise the President's Team and who work closely with Mark Hughes to develop and implement new initiatives and strategies for increasing sales and distributor productivity throughout the Company's entire distributor organization. Qualifying President Team members have the opportunity to participate in the President's Bonus, which in 1998 consists of a total available awards package of one percent of the Company's 1997 total product retail sales, or approximately $14.2 million. The distribution of the President's Bonus is determined by Mark Hughes and is based in part upon each President Team member's participation in corporate-sponsored training and motivational events. In this manner, the Company attempts to involve its most senior distributors in the development and growth of the Company in order to support the sales, training, motivation and strategic planning efforts of Mark Hughes. In addition to these programs, the Company periodically offers a variety of special promotions related to particular products or sales periods, involving special cash bonuses and other awards, such as Get-A-Way vacations.

     For the Company's most junior distributors, those who have not yet attained supervisor status, the Company instituted a "Success Builder" program. This program permits a distributor who purchases products representing 1,000 volume points in one month to obtain a 42% distributor allowance from suggested retail prices on the Company's products, rather than the standard 25%. In addition, in 1996, the Company introduced the Herbalife Advantage Program ("HAP"), which uses a product brochure that enables the Company's junior distributors to obtain an extra 10% distributor allowance over the standard 25% and to order products by individual unit (rather than by cases) to better suit their inventory and usage needs. The Success Builder and HAP programs are designed to provide incentives to distributors who are in the initial stages of building distributor organizations and to encourage them to reach supervisor status.

     The Company seeks to expand its distributor base in each market by offering distributors attractive compensation opportunities. The Company believes its international sponsorship program provides a significant advantage to its distributors as compared with distributors in certain other network marketing organizations because the program permits distributors in any country to sponsor distributors in other countries (where the Company is licensed to do business and where the Company has obtained required product approvals) and to earn the same level of royalties and bonuses on sales by those distributors as if both distributors resided in the same country.

     The Company maintains a computerized system for processing distributor orders and calculating distributor royalties and bonus payments which enables it to remit such payments promptly to distributors. The Company believes that prompt remittance of royalties is vital to maintaining a motivated network of distributors and that its distributors' loyalty to the Company has been enhanced by the Company's history of consistently making royalty and bonus payments on a scheduled basis.

GEOGRAPHIC AREAS OF OPERATIONS

     The following chart sets forth the countries in which the Company currently operates, the year operations were commenced in each country and retail sales information by country from 1993 to 1997.

                            RETAIL SALES BY COUNTRY

                                                                        YEAR ENDED DECEMBER 31,
                              YEAR     ------------------------------------------------------------------------------------------
        COUNTRY(1)           ENTERED        1993              1994              1995              1996                1997
---------------------------  -------   ---------------   ---------------   ---------------   ---------------   ------------------
                                                              (AMOUNTS IN THOUSANDS)
Australia..................   1982        $ 20,602          $ 29,155          $ 30,803         $   24,059          $   20,644
New Zealand................   1988           2,497             3,206             2,535              1,799               1,802
Hong Kong..................   1992           3,853             5,323            10,783             11,698              21,808
Japan(6)...................   1993             686            18,759            81,730            311,117             525,738
Philippines................   1994                                80            13,219              1,935               1,264
Taiwan.....................   1995                                               4,424             26,226              47,644
Korea......................   1996                                                                  1,951              14,631
Thailand(7)................   1997                                                                                      9,907
                                          --------          --------          --------         ----------          ----------
ASIA/PACIFIC RIM...........                 27,638            56,523           143,494            378,785             643,438
                                          --------          --------          --------         ----------          ----------
United Kingdom.............   1983          24,930            30,769            15,296             12,487              11,833
Israel(3)..................   1989          30,359            73,278            30,133              8,419               8,132
Spain......................   1989          47,662            30,733            15,730              9,792               9,371
France.....................   1990          97,306            46,968            13,129             12,379              12,913
Germany....................   1991          83,068           159,482           115,555             54,340              44,059
Italy......................   1992          77,842            72,009            56,687             54,449              65,026
Portugal...................   1992          13,328            11,073             8,934              3,097               3,545
Czech Republic.............   1992          10,005            24,423            15,112             13,733              14,758
Netherlands................   1993           7,009            17,581            18,237             15,248              18,188
Belgium....................   1994                             1,965             3,775              2,370               2,310
Poland.....................   1994                               792             6,238             16,218              13,883
Denmark....................   1994                             2,377            11,263              3,747               4,699
Sweden.....................   1994                             1,799            17,845             16,488              21,061
Russia(4)..................   1995                                              29,593            142,078             157,819
Switzerland................   1995                                               4,911             14,412              17,315
Austria....................   1995                                               3,134              7,385              10,076
Norway.....................   1995                                                 367              8,279              14,822
Finland....................   1995                                                 300             14,702               9,073
South Africa(5)............   1995                                               7,707             21,497              13,337
Greece.....................   1996                                                                    227                 898
                                          --------          --------          --------         ----------          ----------
EUROPE.....................                391,509           473,249           373,946            431,347             453,118
                                          --------          --------          --------         ----------          ----------

United States..............   1980         246,984           294,987           333,595            279,596             298,661
Canada.....................   1982          10,100            10,789            12,042             13,848              17,452
Mexico.....................   1989          16,784            25,422            15,125             11,590              15,973
Dominican Republic(2)......   1994                             2,500               101                 33                 127
Venezuela..................   1994                             1,527            11,152              5,568               3,667
Argentina..................   1994                            19,061            10,006              3,185               4,784
Brazil.....................   1995                                              24,183             76,192              50,094
Chile(7)...................   1997                                                                                      3,379
                                          --------          --------          --------         ----------          ----------
THE AMERICAS...............                273,868           354,286           406,204            390,012             394,137
                                          --------          --------          --------         ----------          ----------
    Total Retail Sales.....               $693,015          $884,058          $923,644         $1,200,144          $1,490,693
                                          ========          ========          ========         ==========          ==========

---------------

(1) The Company records sales data based on the country from which distributor orders are shipped by the Company. Sales by distributors to other distributors or retail consumers may occur in other countries, although such sales generally violate geographic limitations imposed by the Company on product sales.

(2) Sales in the Dominican Republic are shipped from the United States.

(3) The Company initiated operations in Israel in 1989 through a licensing arrangement that was terminated in 1990. In 1991, the Company began operating in Israel through a wholly-owned subsidiary. Accordingly, sales data for Israel are reported only for 1991 and subsequent periods.

(4) The Company operates through various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors.

(5) Because sales in South Africa are not large enough to be treated as a separate segment, they are included with sales from the European region.

(6) In 1989 through 1992 the Company operated under a licensing arrangement in Japan and recorded license fees with respect thereto as revenue. A new Japanese subsidiary was formed in November 1993 whose results from that date are reported above. Approximately 93.0% of the outstanding capital stock of the Japanese subsidiary is owned by the Company, with the remainder owned by certain officers and directors of the Company. In addition, the Company has begun steps to pursue an initial public offering of shares of the Japanese subsidiary in Japan. See "Certain Transactions."

(7) The Company initiated operations in Chile and Thailand in the first and second quarters of 1997, respectively.

     Geographic Sales Trends. The opening of new markets is an important component of the Company's business strategy. From January 1, 1992 through December 31, 1997, the Company commenced operations in 26 new countries. In 1997, these countries contributed $1.05 billion of retail sales, representing 70.4% of the Company's total retail sales. Japan accounted for $525.7 million of such sales, representing 35.3% of retail sales. Consistent with its growth strategy, the Company opened markets in Thailand and Chile in 1997 and plans to open Turkey and Indonesia in 1998. Additional new markets currently under consideration include China, India, Colombia and Ecuador.

     After entering a new country, the Company has in many instances experienced an initial period of rapid growth in sales as new distributors were recruited, followed by a decline in sales. The Company believes that a significant factor affecting these markets has been the opening of other new markets within the same geographic region or with the same or similar language or cultural bases and the corresponding tendency of some distributors to focus their attention on the business opportunities provided by new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that certain sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets. In determining when and where to open new markets, the Company will continue to seek to minimize the impact on distributor focus in existing markets and to ensure that adequate distributor support services and other Company systems are in place to support the growth.

     Another significant factor contributing to such sales declines is the adverse publicity that sometimes arises when the Company experiences rapid growth within a market, thus drawing the attention of the media and the Company's competitors. The Company believes such unfavorable press reports are generally based upon a lack of familiarity with the Company and its network marketing system and often originate from competitive forces in the local market. For instance, in France in late 1994 through 1995, certain reports erroneously alleged that the Company was in some manner affiliated with a disfavored religious group. In other cases, including a situation in France that resulted in the arrest of certain Herbalife distributors, adverse publicity has arisen from allegations of tax improprieties, which typically occur when a country applies its tax laws for the first time to a sales and distribution system that is relatively new to that country, as is often the case with the Company's network marketing system. See "-- Regulation -- Transfer Pricing and Similar Regulations." The effect of occasional adverse publicity has at times also led to increased regulatory scrutiny in certain countries, which may also have an adverse effect on sales. For example, during the third quarter of 1995, the Company received inquiries from certain governmental agencies within Germany and Portugal related to the Company's product, Thermojetics(R) Instant Herbal Beverage. The inquiries related to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by the regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. The Company may in the future attempt to reintroduce the product as a "beverage" in one or both of these markets.

     Management continually seeks to revitalize sales in markets, such as France, Germany, Italy and Spain, that have experienced an initial period of growth followed by a leveling off or decline in sales, including by providing extensive training and motivational program support to distributors. In addition, the Company has created regional planning and strategy groups that include senior members of the Company's distributor base, increased focus and budgets for governmental relations and hired additional distributor support representatives. The Company also seeks to introduce annually in each targeted market additional products not previously offered. In certain markets, the Company has enhanced its presence and visibility by opening new, more attractive and conveniently located distributor sales centers. The Company believes that these initiatives favorably impact operations and the Company will continue to deploy these initiatives in an effort to provide a platform for renewed growth.

     Asia/Pacific Rim. Retail sales in Asia/Pacific Rim increased $264.6 million or 69.9% during 1997 as compared to the prior year. The increase resulted from strong retail sales in Japan and Taiwan. Retail sales in Japan increased $214.6 million, or 69.0%. Given the rapid increase in retail sales in Japan to current levels, retail sales in Japan are not expected to continue to increase at historic rates. In Taiwan, retail sales for 1997 increased $21.4 million, or 81.7%. Retail sales in other Asia/Pacific Rim countries for 1997 increased $28.6 million, or 69.1% as compared to 1996. The increases in the other Asia/Pacific Rim countries resulted from the opening of South Korea in November 1996 and Thailand in June 1997 coupled with increased retail sales in Hong Kong.

     Europe. Retail sales in Europe increased $21.8 million or 5.1% in 1997 as compared to the prior year. Within the region, retail sales in Italy and Russia increased $10.6 million, or 19.4%, and $15.7 million, or 11.1%, respectively, in 1997 compared to 1996. Offsetting the retail sales increases were declines in Germany, South Africa and Finland of $10.3 million, $8.2 million and $5.6 million, respectively in 1997 as compared to the prior year. Although retail sales in Germany, South Africa and Finland declined in comparison to the prior year, they have remained relatively stable over the past four quarters.

     The Americas. Retail sales in the Americas increased $4.1 million, or 1.1% in 1997 as compared to the prior year. The increase in retail sales primarily resulted from retail sales increases in the United States, Canada and Mexico of $19.1 million, $3.6 million and $4.4 million, respectively and retail sales of $3.4 million resulting from the opening of Chile in March, 1997. Partially offsetting these increases was a decline in Brazil of $26.1 million, or 34.3%. The retail sales decrease in Brazil was primarily due to a difficult regulatory environment which, among other factors, impeded the introduction of new products within the country. The Company has recently received approval for approximately 30 personal care products and will continue to pursue approval of other new products within Brazil. During each of the 1997 third and fourth quarters, retail sales in Brazil increased as compared to the preceding quarters. The 1997 fourth quarter retail sales in Brazil exceeded the same period in 1996 by 9.7%.

     The Company is exposed to risks associated with the current economic and currency crises in Asia. Because of the significance of the Asian markets, and Japan in particular, which has become the Company's largest single retail sales market, a sustained economic slowdown and/or currency crisis in Asia could have a material adverse impact on the Company's business. It is not possible for the Company to predict the future economic climate in Asia.

     New Market Expansion Program. The Company engages in a structured and thorough analysis of potential new markets, including analysis of regulatory conditions, product approval procedures, competitive forces, synergies between new and existing countries and distributor presence or interest in new markets, before selecting markets to enter. When the Company decides to enter a new market, it first hires local legal counsel with expertise in the product approval process to help ensure that the Company's network marketing system and products comply with all applicable regulations and that the Company's profits may be expatriated. In addition, local counsel helps to establish favorable public relations in the new market by acting as an intermediary between the Company and local regulatory authorities, public officials and business people. Local counsel is also responsible for explaining the Company's products and product ingredients to appropriate regulators and, when necessary, arranging for local technicians to conduct required ingredient analysis tests of the Company's products. In recent years, the Company has expanded its hiring of local firms with experience in governmental relations and public relations prior to opening a market in order to ensure a more favorable business environment upon entering the market.

     Where regulatory approval in a foreign market is required, the Company's local counsel work with regulatory agencies to confirm that all of the ingredients of the Company's products are permissible within the new market. During the regulatory compliance process, the Company may alter the formulation, packaging or labeling of its products to conform to applicable regulations as well as local variations in customs and consumer habits, and the Company may modify certain aspects of it network marketing system as necessary to comply with applicable regulations. Where reformulations of the Company's principal weight management products are required, the Company has historically found substitute or replacement ingredients to be readily available, although there can be no assurance in this regard in the future. Where regulatory approval in a foreign market is not required, the Company obtains the favorable opinion of local counsel as to compliance with all applicable regulations. See
"-- Regulation."

     Following completion of the regulatory compliance phase, the Company undertakes the steps necessary to meet the operational requirements of the new market. The Company has recently developed a centralized distribution and telephone ordering system. In the majority of its new markets, the Company establishes a storefront sales center in one or more major cities and provides for product purchases by telephone. Product is shipped to the purchaser from a warehouse located in the general geographic region. In addition, the Company initiates plans to satisfy the inventory, personnel and transportation requirements of the new market, and the Company modifies its distributor manuals, cassette recordings, video cassettes and other training materials as necessary to be suitable for the new market. In certain instances where the Company has achieved rapid sales growth in a new market, such as in Japan and Brazil, the Company has experienced inventory shortages as a result of the large demand for the Company's products.

     Although the Company intends to expand into new markets, there can be no assurance that the Company can open markets on a timely basis or that such new markets will prove to be profitable. Significant regulatory and legal barriers must be overcome before marketing can begin in any new market. In addition, expansion of the Company's operations into new markets entails substantial working capital and capital expenditure requirements associated with both the regulatory compliance and operations phases of the process. The lead-time and costs associated with opening anticipated new markets may significantly exceed those of entering new markets in the past due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. The lead-time necessary to open a new market is generally up to two years but may be more.

PRODUCT DISTRIBUTION

     The Company's weight management products, food and dietary supplements and some personal care products are distributed to foreign markets either from the facilities of the Company's manufacturers or from the Company's Los Angeles distribution center. Products are distributed in the United States market from the Los Angeles distribution center or from the Company's Memphis distribution center. Products are generally transported by cargo ship or plane to the Company's international markets and are warehoused in either one of the Company's foreign distribution centers or a contracted third party warehouse and distribution center. After arrival of the products in a foreign market, distributors purchase the products from the local distribution center or the associated sales center. The Company's Dermajetics(R) personal care products are predominantly manufactured in Europe and the United States. The products manufactured in Europe are shipped to a centralized warehouse facility in Strasbourg, from which delivery by ship or plane to other international markets occurs. The Company's new line of color cosmetics products are being manufactured in Italy and Germany, and the AquaGenics(TM) products are being manufactured in the United States.

     Beginning in 1996 and continuing in 1997, the Company undertook the process of reconfiguring its European product distribution system. As a part of this process, the Company has reduced the number of European warehousing facilities from nine to five and has opened new distribution sales centers. These sales service centers are conveniently located and attractively designed in order to encourage local distributors to meet and network with each other and learn more about Herbalife's products, marketing system and upcoming events. In addition, the Company has opened a central sales ordering facility in the United Kingdom for answering and processing telephone orders from throughout Europe. Operators at this center are capable of conversing in 17 different languages. As part of this reconfiguration, the Company also implemented a new inventory management system in the U.S., the U.K., France, Germany and Japan. The new European system has resulted in improved inventory management. Management anticipates that the reconfigured European distribution system, featuring centralized distribution and telephone ordering systems coupled with convenient storefront distributor service centers, will be the model for developing distribution and distributor service systems in other regions of the world.

MANAGEMENT INFORMATION AND TELECOMMUNICATIONS SYSTEMS

     In order to facilitate its continued growth and support distributor activities, the Company continually upgrades its management information and telecommunications systems. These systems include, among other things: (i) a centralized host computer located in the Company's Inglewood, California Operations Center, which is linked to Herbalife's international markets through a dedicated wide area network that provides on-line, real-time computer connectivity and access; (ii) local area networks of personal computers within Herbalife's markets, serving the Company's regional administrative staffs; (iii) an international e-mail system through which Herbalife employees communicate;
(iv) a standardized Northern Telecom Meridian telecommunications system connecting all of the Company's markets; and (v) a new inventory management system that has recently been installed in the U.S., the U.K., France, Germany and Japan. These systems are designed to provide, among other things, financial and operating data for management, timely and accurate product ordering, royalty payment processing and inventory management and detailed distributor records. During 1995, 1996 and 1997, the Company has invested in excess of $15 million to enhance its computer and telecommunications systems. Additional significant expenditures, including those to address computer system upgrades relating to the adoption of a single European Union currency in 1999 and Year 2000 compliance issues, are planned for the next several years. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

REGULATION

     In both its United States and foreign markets, the Company is subject to and affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints (as applicable, at the federal, state and local levels) including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products, (ii) product claims and advertising (including direct claims and advertising by the Company as well as claims and advertising by distributors, for which the Company may be held responsible), (iii) the Company's network marketing system, (iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records. See "Risk Factors -- Regulation."

     Products. The formulation, manufacturing, packaging, storing, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency ("EPA") and the United States Postal Service. The Company's activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of foods, dietary supplements and OTC drugs, such as those distributed by the Company. FDA regulations require the Company and its suppliers to meet relevant good manufacturing practice ("GMP") regulations for the preparation, packing and storage of these products. GMP's for dietary supplements have yet to be promulgated but are expected to be proposed.

     The 1994 Dietary Supplement Health and Education Act ("DSHEA") revised the provisions of the Federal Food, Drug and Cosmetic Act ("FFDCA") concerning the composition and labeling of dietary supplements and, the Company believes, is generally favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient (i.e., one not on the market before October 15, 1994) will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers of dietary supplements which make a "statement of nutritional support," which are statements describing certain types of product performance characteristics, must have substantiation that the statement are truthful and not misleading.

     The majority of the products marketed by the Company are classified as dietary supplements under the FFDCA. In addition, the adoption of new regulations in the United States or in any of the Company's international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the Company. In September 1997 the FDA issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: 1) the identification of dietary supplements and their nutrition and ingredient labeling; 2) the terminology to be used for nutrient content claims, health content claims, and statements of nutritional support; 3) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; 4) notification procedures for statements on dietary supplements; and 5) premarket notification requirements for new dietary ingredients in dietary supplements. The notification procedures became effective in November, 1997, while the new labeling requirements will not become effective until March 1999. The Company will be required to revise a substantial number of its product labels to reflect the new requirements prior to the 1999 effective date although the Company does not expect the cost or impact of such actions to be material. In addition, the Company will be required to continue its ongoing program of securing substantiation of its product performance claims, and of notifying the FDA of certain types of performance claims made for its products. The Company's substantiation program involves compiling and reviewing the scientific literature pertinent to the ingredients contained in the Company's products.

     In addition, in certain markets, including the U.S., claims made with respect to weight management, dietary supplement, personal care or other products of the Company may change the regulatory status of the products. In the U.S., for example, it is possible that the FDA could take the position that claims made for certain of the Company's products place those products within the scope of an FDA "over-the-counter" (OTC) drug monograph. OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. A limited number of the products sold by the Company are labeled as OTC monograph drugs, and the Company believes that it is in compliance with the applicable monographs. In the event that the FDA asserted that product claims for other products caused them to fall within the scope of OTC monographs, the Company would be required either to comply with the applicable monographs or change the claims made in connection with the products. There can be no assurance that the Company could do so effectively, or that any such changes would not adversely affect sales and marketing of an affected product.

     As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, one of the ingredients in the Thermojetics(R) original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. Currently, the Company offers the Thermojetics(R) original green herbal tablet only in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product). In response to potential federal regulatory proposals that may have affected the sale of the Thermojetics(R) original green tablets in the United States, the Company suspended sales of the product for approximately three months commencing in July 1995 and introduced a reformulated herbal green tablet that did not contain Ma Huang. When no such regulations were proposed or issued at that time, the Company renewed sales of Thermojetics(R) original green herbal tablets in the United States in October 1995 (except in certain states in which regulations may prohibit or restrict the sale of such product). During the three-month suspension period, the Company did not experience a material change in the level of sales of the reformulated Thermojetics(R) green tablets versus sales of the Thermojetics(R) original green tablets in the recently preceding months. However, it is possible that a longer suspension period could have resulted in a decrease in sales of the reformulated Thermojetics(R) green tablets or other products within the Thermojetics(R) Weight Management System (even though such products do not contain Ma Huang). The Thermojetics(R) green tablets accounted for 2.4% and 2.2% of retail sales in 1996 and 1997, respectively, although the marketing of the Thermojetics(R) weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics(R) line have contributed significantly to the Company's retail sales. The Company also previously offered the Thermojetics(R) original green herbal tablet in Canada but, in response to Canadian marketing issues and regulatory concerns, suspended sales of the product in February 1994.

     The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Company's Thermojetics(R) original green tablet. The Company has not received any communications from the FDA with respect to these reports. However, many other companies manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. The Company is a defendant in three legal actions by individuals claiming that ingestion of Thermojetics(R) original green tablets caused them to suffer serious medical problems. The Company believes that it has substantial defenses to these actions and that the matters are not material. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. The Company does not market its Ma Huang product with any of these claims. On June 4, 1997, the FDA issued a proposed regulation for dietary supplements containing ephedrine alkaloids. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic, or laxative ingredients. In addition, labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning not to take the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration, or enhanced well-being that encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure, or death.

     Although tests performed by an independent laboratory indicate that the Company's original green Thermojetics(R) product contains less than the eight milligrams of ephedrine alkaloids per serving permitted under the FDA proposal, the Company is reviewing the possible impact of the FDA proposal, if it is finalized in its current form, upon the Company's continued marketing of its Thermojetics(R) original green tablet. In response to the proposal, or to a final regulation which is substantially similar to the proposal, the Company may be required to: (i) withdraw or reformulate its product with reduced ephedrine levels, or with a substitute for Ma Huang, (ii) relabel its product with different warnings or revised directions for use, (iii) not make certain statements, possibly including weight loss, with respect to any product containing Ma Huang and/or (iv) withdraw its product from the weight management program and reposition it in a different category. Even in the absence of an FDA final regulation, the Company may elect to reformulate and/or relabel its product containing Ma Huang. While the Company believes that its Ma Huang product could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics(R) Weight Management Program, even though such products do not contain Ma Huang. During 1996 and 1997, the Company's weight management products contributed 71.2% and 67.8%, respectively, of total sales.

     Some of the products marketed by the Company are considered conventional foods and are currently labeled as such. Both this category of products and dietary supplements are subject to the Nutrition, Labeling and Education Act ("NLEA"), and regulations promulgated thereunder, which regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product.

     In foreign markets, prior to commencing operations and prior to making or permitting sales of its products in the market, the Company may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Where a formal approval, license or certification is not required, the Company nonetheless seeks a favorable opinion of counsel regarding the Company's compliance with applicable laws. Prior to entering a new market in which a formal approval, license or certificate is required, the Company works extensively with local authorities in order to obtain the requisite approvals. The approval process generally requires the Company to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. Such approvals may be conditioned on reformulation of the Company's products or may be unavailable with respect to certain products or certain ingredients. Product reformulation or the inability to introduce certain products or ingredients into a particular market may have an adverse effect on sales. The Company must also comply with product labeling and packaging regulations that vary from country to country. The Company's failure to comply with such regulations can result in, among other things, a product being removed from sale in a particular market, either temporarily or permanently.

     The FTC, which exercises jurisdiction over the advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

     In certain countries, the Company may also be affected by regulations applicable to the activities of its distributors because in some countries the Company is, or regulators may assert that the Company is, responsible for its distributors' conduct, or such regulators may request or require that the Company take steps to ensure its distributors' compliance with regulations. The types of regulated conduct include, among other things, representations concerning the Company's products, income representations made by the Company and/or distributors, public media advertisements (which in foreign markets may require prior approval by regulators) and sales of products in markets in which such products have not been approved, licensed or certified for sale. In certain markets, it is possible that improper product claims by distributors could result in the Company's products being reviewed or re-reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable. In addition, certain labeling changes might be required.

     Through its manuals, seminars and other training materials and programs, the Company attempts to educate its distributors as to the scope of permissible and impermissible activities in each market. The Company also investigates allegations of distributor misconduct. However, the Company's distributors are generally independent contractors, and the Company is not able to monitor directly all distributor activities. As a consequence, there can be no assurance that the Company's distributors comply with applicable regulations. Misconduct by distributors has in the past and could again have a material adverse effect on the Company in a particular market or in general. See "Risk Factors -- Sales and Earnings Volatility."

     The Company is unable to predict the nature of any future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation regarding product ingredients, safety or usefulness. Any or all such requirements could have a material adverse effect on the Company's results of operations and financial condition.

     All of the officers and directors of the Company are subject to a permanent injunction entered in October 1986 pursuant to the settlement of an action instituted by the California Attorney General, the State Health Director and the Santa Cruz County District Attorney. The Company consented to the entry of this injunction without in any way admitting the allegations of the complaint. The injunction prevents the Company and such officers and directors from making certain specified claims in future advertising of the Company's products and requires the Company to implement certain documentation systems with respect to payments to the Company's distributors. At the same time, the injunction does not prevent the Company from continuing to make certain specified claims concerning its products which have been and are being made, provided that it has a reasonable basis for making such claims.

     Network Marketing System. The Company's network marketing system is subject to a number of federal and state regulations administered by the FTC and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers and that advancement within such organizations be based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. For instance, in certain markets there are limits on the extent to which distributors may earn royalties on sales generated by distributors that were not directly sponsored by the distributor. Where required by law, the Company obtains regulatory approval of its network marketing system or, where such approval is not required, the favorable opinion of local counsel as to regulatory compliance. However, the Company remains subject to the risk that, in one or more of its markets, its marketing system could be found not to be in compliance with applicable regulations. Failure by the Company to comply with these regulations could have a material adverse effect on the Company in a particular market or in general. See "-- Product Distribution."


     The Company is also subject to the risk of challenges to the legality of its network marketing system. For example, in Webster v. Omnitrition International, Inc., 79 F.3d 776 (9th Cir.), Cert. denied, 136 L. Ed. 2d 115, 117 S. Ct. 176 (1996), the "multi-level marketing" program of Omnitrition International, Inc. ("Omnitrition") was challenged in a class action by certain Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal and state laws. The Company believes that its network marketing system satisfies the standards set forth in the Omnitrition case and other applicable statutes and caselaw defining a legal marketing system, in part based upon significant differences between the Company's marketing system and that described in the Omnitrition case. Further, it is an ongoing part of the Company's business to monitor and respond to regulatory and legal developments, including those that may affect its network marketing system. However, the regulatory requirements concerning network marketing systems do not include "bright line" rules and are inherently fact-based. An adverse judicial determination with respect to the Company's network marketing system could have a material adverse effect on the Company. Among other things, such a determination could require the Company to make modifications to its network marketing system, result in negative publicity or have a negative impact on distributor morale. In addition, further adverse rulings by the courts in the Omnitrition litigation or other similar litigation could have a material adverse effect on the Company, even if the Company's network marketing system is not itself challenged.


     Transfer Pricing and Similar Regulations. In many foreign countries, the Company is subject to transfer pricing regulations, restrictions on management fees charged by the Company to its local subsidiary and similar regulations and restrictions designed to ensure that appropriate levels of income are reported as earned by the local subsidiary and taxed by the foreign governmental authorities. In addition, the Company's operations in foreign countries are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of the Company's products.

     While the Company believes it is in substantial compliance with all applicable regulations and restrictions, it is subject to the risk that foreign governmental authorities could audit its transfer pricing and related practices and assert that additional taxes are owed. For example, the Company is currently subject to pending or proposed audits which are at various levels of review, assessment or appeal in a number of foreign jurisdictions, including Italy, France and Germany, involving transfer pricing issues, income taxes, value added taxes, withholding taxes and related interest and penalties in material amounts. In certain circumstances, additional taxes, interest and penalties have been assessed, and the Company will be required to litigate to reverse the assessments. In addition, Italian criminal tax proceedings are pending against the managing director of the Company's Italian subsidiary in his capacity as such with respect to certain tax issues affecting the Company (and not affecting distributors or the taxation of distributors). The Company has been advised by its Italian tax counsel that referral of tax charges to criminal authorities in Italy is a relatively common procedure (pursuant to statutory provisions requiring referral of specific types of claims based upon the amounts thereof) and in any event the Company believes that it has strong defenses to the charges. None of the pending or proposed audits, assessments or litigation is expected to have a material adverse effect on the Company. However, ultimate resolution of these matters may take several years and the outcome is uncertain.

     In the event that such audits or assessments are concluded adversely to the Company, the Company believes that it could generally offset or mitigate the consolidated effect of foreign taxes required to be paid through the use of U.S. foreign tax credits. However, depending upon the years at issue, the Company might not be able to amend prior U.S. tax returns to obtain the benefit of such credits. Furthermore, to the extent that the Company's operations in high tax jurisdictions such as Japan grow disproportionately relative to the balance of Company's operations, the Company may be unable to fully utilize its foreign tax credits in the U.S., which could, accordingly, result in the Company paying a higher overall effective tax rate on its worldwide operations. Because the laws and regulations governing U.S. foreign tax credits are complex and depend, among other things, on tax treaties with foreign nations in addition to U.S. tax laws, there can be no assurance that the Company would in fact be able to take advantage of any tax credits.

     Other Regulations. The Company is also subject to a variety of other regulations in various foreign markets, including regulations pertaining to social security assessments and value added taxes, employment and severance pay requirements, import/export regulations and antitrust issues. As an example, in many markets, the Company is substantially restricted in the amount and types of rules and termination criteria that it can impose on distributors without causing social security assessments to be payable by the Company on behalf of such distributors and without incurring severance obligations to terminated distributors. In some countries, the Company may be subject to such obligations in any event.

     Failure by the Company to comply with such regulations could have a material adverse effect on the Company in a particular market or in general. Such assertions or the effect of adverse regulations in one market could adversely affect the Company in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. See "Risk Factors -- Dependence Upon Material Foreign Markets."

     Compliance Procedures. As indicated above, the Company, its products and its network marketing system are subject, both directly and indirectly through distributors' conduct, to numerous federal, state and local regulations both in the United States and foreign markets. Beginning in 1985, the Company began to institute formal regulatory compliance measures by developing a system to identify specific complaints against distributors and to remedy any violations by distributors through appropriate sanctions, including warnings, suspensions and, when necessary, terminations. In its manuals, seminars and other training programs and materials, the Company emphasizes that distributors are prohibited from making therapeutic claims for the Company's products.

     The Company's general policy regarding acceptance of distributor applications from individuals who do not reside in one of the Company's markets is to refuse to accept such individual's distributor application. From time to time, exceptions to the policy are made on a country-by-country basis.

     In order to comply with regulations that apply to both the Company and its distributors, the Company conducts research into the applicable regulatory framework (typically, with the assistance of local legal counsel and other representatives) prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on the Company's operations in that market. The Company devotes substantial resources to obtaining such licenses and approvals and bringing its operations into compliance with such limitations. The Company also researches laws applicable to distributor operations and revises or alters its distributor manuals and other training materials and programs to provide distributors with guidelines for operating a business, marketing and distributing the Company's products and similar matters, as required by applicable regulations in each market. However, the Company is not able to monitor its supervisors and distributors effectively to ensure that they refrain from distributing the Company's products in countries where the Company has not commenced operations, and the Company does not devote significant resources to such monitoring.

     In addition, regulations in existing and new markets are often ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Moreover, even when the Company believes that it and its distributors are initially in compliance with all applicable regulations, new regulations are regularly being added and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which the Company is subject may be influenced by public attention directed at the Company, its products or its network marketing system, so that extensive adverse publicity about the Company, its products or its network marketing system may result in increased regulatory scrutiny.

     It is an ongoing part of the Company's business to anticipate and respond to such new and changing regulations and make corresponding changes in the Company's operations to the extent practicable. In furtherance of these efforts, in 1994 the Company formed its Government Relations Group, currently consisting of 10 employees, and in 1995 created the position of Chief International Counsel. The Company has budgeted approximately $6.0 million to government relations activities worldwide for 1998. The Company's Government Relations Group and international legal personnel seek to establish relationships with regulators and community leaders in both new and existing markets and strive to ensure that the Company's products and network marketing system comply with regulatory requirements. However, while the Company devotes considerable resources to maintaining its compliance with regulatory constraints in each of its markets, there can be no assurance that the Company would be found to be in compliance with applicable regulations in all of its markets at any given time or that the regulatory authorities in one or more markets will not assert, either retroactively or prospectively or both, that the Company's operations are not in full compliance. Such assertions or the effect of adverse regulations in one market could negatively affect the Company in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. Such assertions could have a material adverse effect on the Company in a particular market or in general. Furthermore, depending upon the severity of regulatory changes in a particular market and the changes in the Company's operations that would be necessitated to maintain compliance, such changes could result in the Company experiencing a material reduction in sales in such market or determining to exit such market altogether. In such event, the Company would attempt to devote the resources previously devoted to such market to a new market or markets or other existing markets, but there can be no assurance that such transition would not have an adverse effect on the Company's business and results of operations either in the short or long term.

TRADEMARKS

     The Company uses the umbrella trademarks Herbalife(R), Thermojetics(R), Dermajetics(R) and several other trademarks and tradenames in connection with its products and operations. Trademark registrations are either issued or pending in the United States Patent and Trademark Office and in comparable agencies in many other countries. The Company considers its trademarks and tradenames to be an important factor in its business. The Company's product formulations are not protected by patents and are generally not patentable.

COMPETITION

     The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management products, food and dietary supplements and personal care products, as well as other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives. The Company believes that its production bonus program, international sponsorship program and other compensation and incentive programs provide its distributors with significant earning potential. However, there can be no assurance that the Company's programs for recruitment and retention of distributors will be successful. See "Risk
Factors -- Competition."

     In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products.

EMPLOYEES

     As of December 31, 1996 and 1997, the Company had 1,180 and 1,459 full-time employees, respectively. These numbers do not include the Company's distributors, who generally are independent contractors rather than employees of the Company. The Company considers its employee relationships to be satisfactory. Except for certain employees in Mexico, none of the Company's employees is a member of any labor union, and the Company has never experienced any business interruption as a result of any labor disputes.

PROPERTIES

     The Company leases all of its physical properties located in the United States. The Company's executive offices, re-located to Century City, California in February 1996, include approximately 86,000 square feet of general office space under a lease that expires in January 2006. The Company leases an aggregate of approximately 97,000 square feet of office space, computer facilities and conference rooms at the Operations Center in Inglewood, California, under a lease that expires in October 2006, and approximately 146,000 square feet of warehouse space in two separate facilities located in Los Angeles and Memphis. The Los Angeles and Memphis agreements have terms through May 2001 and August 2006, respectively. The Company also leases warehouse and office space in a majority of its other geographic areas of operations. The Company believes that its existing facilities are adequate to meet its current requirements and that comparable space is readily available at each of these locations.

LEGAL MATTERS

     The Company is from time to time engaged in routine litigation incident to the conduct of its business. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for such litigation matters. The Company believes that no litigation currently pending against it will have a material adverse effect on its consolidated financial position and results of operations. See
"-- Regulation -- Transfer Pricing and Similar Regulations" for a discussion of certain pending tax matters.

HISTORY AND ORGANIZATION

     The Company began operations in February 1980 as a California limited partnership and operated in that form through December 1985, with the exception of an interim period from October 1981 through August 1983 when the business was operated through a California corporation. In January 1986, the Company's business was transferred from the California limited partnership to its corporate general partner, Herbalife International of America, Inc. ("Herbalife of America"). In November 1986, Herbalife of America was acquired in a stock-for-stock reorganization by Sage Court Ventures, Inc. ("Sage Court"). As a result of the acquisition, Herbalife of America became a wholly-owned subsidiary of Sage Court and the former stockholders of Herbalife of America acquired a controlling interest in Sage Court. Sage Court's name was formally changed to Herbalife International, Inc. in December 1986.

     The Company's principal executive offices are located at 1800 Century Park East, Los Angeles, California 90067, and its telephone number is (310) 410-9600.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company (ages are as of January 1, 1998).

              NAME                 AGE                  POSITION WITH THE COMPANY
              ----                 ---                  -------------------------
Mark Hughes......................   42    Chairman of the Board, Chief Executive Officer and
                                            President
Christopher Pair.................   44    Executive Vice President, Chief Operating Officer,
                                          Secretary, and Director
Michael E. Rosen.................   51    Executive Vice President, Chief Executive of
                                          Corporate Development/Marketing, and Director
Timothy Gerrity..................   47    Executive Vice President and Chief Financial Officer
Robert A. Sandler................   53    Executive Vice President and General Counsel
Edward J. Hall(1),(2)............   51    Director
Alan Liker(2)....................   60    Director
Christopher M. Miner(1),(2)......   46    Director

---------------

(1) Member of the Compensation and Stock Option Committees.

(2) Member of the Audit, Finance and Business Development Committees.

     MARK HUGHES founded the Company's business in 1980. Since that time Mr. Hughes has controlled the operations of the business either as the sole individual general partner of the California limited partnership through which the business was conducted from inception to December 1985, as the President and Chairman of the Board of the California corporation through which the business was conducted for the interim period from October 1981 through August 1983, or as the President and Chairman of the Board of Herbalife of America, Inc., which was the corporate general partner of the California limited partnership from May through December 1985 and the corporation through which the business was conducted from January 1986 to November 1986. In November 1986, Mr. Hughes became Chairman of the Board, Chief Executive Officer and President of the Company when it acquired Herbalife of America, Inc. in a stock-for-stock reorganization and has continued in those positions since that time.

     CHRISTOPHER PAIR joined the Company's predecessor in March 1985 as Executive Assistant to the President. From May 1991 to November 1996, Mr. Pair served as the Company's Executive Vice President -- International and Corporate Administration and Secretary. In November 1996, Mr. Pair became the Company's Chief Operating Officer. Mr. Pair has been a director of the Company since May 1990. Prior to 1985, Mr. Pair served in various management positions with U.S. Leasing, Raytheon Data Systems and Consolidated Foods. Mr. Pair serves on the Board of Directors of the Direct Selling Educational Foundation and also serves on the Direct Selling Association Long Range Planning Committee. Mr. Pair received his B.S. and M.B.A. from the University of Redlands.


     MICHAEL E. ROSEN joined the Company in August 1993 and is currently Executive Vice President and Chief Executive of Corporate Development/Marketing. Mr. Rosen's responsibilities include developing the Company's international and domestic marketing, sales literature, the Company's personal care and cosmetics products lines, investor relations and external affairs. Mr. Rosen has served as a director of the Company since May 1996. Prior to joining the Company, Mr. Rosen was Chief Executive Officer of Shop Television Network, which he founded in 1986.


     TIMOTHY GERRITY joined the Company in May 1985 and is currently Executive Vice President and Chief Financial Officer. Mr. Gerrity, a certified public accountant, is responsible for the worldwide financial affairs of the Company. His previous experience includes management positions with Wickes Corporation, Deloitte

& Touche LLP, and Fluor Corporation. Mr. Gerrity received his B.S. degree from California State University at Northridge and his M.B.A. from the University of Southern California.

     ROBERT A. SANDLER joined the Company in January 1997 as its Executive Vice President and General Counsel. From 1975 to the present, Mr. Sandler has been a member of Sandler & Morris, a law firm that he co-founded. From 1985 to 1994, Mr. Sandler served in various capacities with various companies within the Siemens family of companies, including most recently as the Executive Vice President and General Counsel of Siemens Pacesetter. Mr. Sandler received his A.B. degree from the University of California, Los Angeles and his J.D. degree from the University of Southern California. Mr. Sandler is currently a director of Physio-Control, a manufacturer of external defribrillators.

     EDWARD J. HALL has served as the Chief Financial Officer of Cruttenden Roth Incorporated, an investment banking firm, since April 1995. He served in a similar capacity for H.J. Meyers & Co., Inc., an investment banking firm based in Beverly Hills, California from March 1991 through March 1995. Between May 1990 and March 1991, Mr. Hall, a certified public accountant, was an independent investor. From March 1988 through May 1990, Mr. Hall was an Executive Vice President of Angeles Corporation, an investment management firm. Prior to joining Angeles Corporation, Mr. Hall was with Deloitte & Touche LLP, where he had been an audit partner since 1980. Mr. Hall was elected a director of the Company in March 1992.

     ALAN LIKER has served as a business advisor to a number of individuals and companies during the past several years, including currently Budget Rent-A-Car of Southern California. Until their sale in 1989, Mr. Liker was a director of Shaklee Corporation and its Japanese affiliate, Shaklee KK. From 1976 to 1980, he was a principal of Xerox Development Corporation, a strategic planning unit of Xerox Corporation. Mr. Liker was previously a law professor at the Harvard University, University of California (Los Angeles) and University of Southern California law schools. He was elected to the Company's Board in December 1993 and is currently also a director of Budget Group, Inc. Previously he was a director of First Charter Bank and Shop Television Network.

     CHRISTOPHER M. MINER founded Secure Soft and co-founded Vis-A-Vis Communications, Inc. (formerly Workstation Technologies, Inc.) in 1996 and 1989, respectively. Vis-A-Vis Communications is a leading developer of interactive communications software and hardware products. Mr. Miner currently serves as the Chief Executive Officer for Secure Soft and Chief Financial Officer for Wow! Laboratories, Inc. Prior to founding Vis-A-Vis Communications, from 1987 to 1989, Mr. Miner served as Chief Financial Officer of Technology Marketing, Inc., a custom electronic engineering organization and board level test product manufacturer. Prior to joining Technology Marketing, he served as Chief Financial Officer and Director for Media Systems Technology, Inc., a software manufacturer, from 1981 to 1987. Mr. Miner received his M.B.A. from California State University in 1976. He was elected a director of the Company in March 1996.

                              SELLING STOCKHOLDER

     The following table sets forth the beneficial ownership of shares of Common Stock by the Selling Stockholder as of February 23, 1998, the number of shares of Class B Stock offered hereby and the percentage of the Company's outstanding Common Stock at February 23, 1998 that the Selling Stockholder would beneficially own assuming the Selling Stockholder delivers 5,000,000 shares of Class B Stock on the Exchange Date.

                                                                                           SHARES OFFERED
                                                BEFORE THE OFFERING                            HEREBY         AFTER THE OFFERING
                           --------------------------------------------------------------------------------------------------------
                           NUMBER OF    PERCENT     NUMBER OF     PERCENT      PERCENT       NUMBER OF       PERCENT      PERCENT
                           SHARES OF       OF       SHARES OF        OF           OF         SHARES OF          OF           OF
   NAME AND ADDRESS OF      CLASS A     CLASS A      CLASS B      CLASS B       COMMON        CLASS B        CLASS A      CLASS B
  BENEFICIAL OWNER (1)     STOCK(2)     STOCK(2)     STOCK(2)     STOCK(2)     STOCK(2)       STOCK(3)        STOCK       STOCK(3)
  --------------------     ---------   ----------   ----------   ----------   ----------   --------------   ----------   ----------
Mark Hughes(4)...........  5,666,932      57.2%     11,333,866      58.2%        57.8%       5,000,000         57.2%        32.5%
1800 Century Park East
Los Angeles, CA 90067


                           ----------
                            PERCENT
                               OF
   NAME AND ADDRESS OF       COMMON
  BENEFICIAL OWNER (1)      STOCK(3)
  --------------------     ----------
Mark Hughes(4)...........     40.8%
1800 Century Park East
Los Angeles, CA 90067

---------------

 (1) Except as otherwise indicated, the persons in this table have sole voting, investment and dispositive power with respect to all shares of the Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

 (2) Includes 183,333 shares of Class A Stock and 366,666 shares of Class B Stock owned by the Herbalife Family Foundation. Mr. Hughes acts as a director of the foundation but has no pecuniary interest in the shares. Also includes 99,999 shares of Class A Stock and 199,998 shares of Class B Stock issuable upon exercise of stock options which are exercisable presently or within 60 days of this Prospectus. Shares of Class B Stock deliverable pursuant to the Contract (including shares of Class B Stock that may be delivered pursuant to DECS issued to cover over-allotments and DECS subscribed for and purchased by Smith Barney in connection with the organization of the Trust) are held by personal holding companies indirectly controlled by Mr. Hughes. See Note 4 below.

 (3) Assumes the Selling Stockholder delivers 5,000,000 shares of Class B Stock on the Exchange Date. Does not take into account 750,000 shares of Class B Stock that may be delivered pursuant to DECS issued to cover over-allotments and DECS subscribed for and purchased by Smith Barney in connection with the organization of the Trust, or up to 1,000,000 shares of Class B Stock that may be loaned to Smith Barney pursuant to the Securities Loan Agreement (as defined in "Plan of Distribution"). The Selling Stockholder may satisfy its obligations under the DECS by delivering shares of Class B Stock (or at the Selling Stockholder's option, the cash equivalent thereof) and/or such other consideration as is delivered by the Selling Stockholder to the Trust. See the DECS Prospectus for a description of the Selling Stockholder's obligations under the DECS.

 (4) The Selling Stockholder in the Offering consists of (i) the Mark Hughes Family Trust, a trust of which Mr. Hughes is the sole trustee (the "Family Trust"), and (ii) Delaware limited liability companies indirectly controlled solely by Mr. Hughes (the "Delaware LLCs"). The Family Trust directly and indirectly controls the Delaware LLCs. The Delaware LLCs consist of six companies designated by letters as MH Holdings III F, G, N, O, P and Q, as well as MH Holdings I and MH Holdings II, which together own all of the interests in the MH Holdings III companies.

                              CERTAIN TRANSACTIONS


     The Company purchases all its powder products from Raven, one-third of whose stock is owned by Mark Hughes. In addition, one of the Company's tablet products, Activated Fiber, is manufactured by D&F pursuant to a licensing agreement with Dynamic, twenty percent and five percent of whose stock is owned by Mark Hughes and Dr. David B. Katzin, respectively. Dr. Katzin was a director of the Company until March 22, 1996 and an executive officer until December 31, 1996, and he is currently the Company's Executive Director of the Medical Advisory Board. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic. For a description of contractual arrangements between the Company and each of Raven, D&F and Dynamic, see "Business -- Product Overview -- Product Manufacturing and Development." The Company and Mr. Hughes were recently advised by Raven, D&F and Dynamic that such companies are planning to make a $225 million bond offering and secure a $50 million secured bank credit facility. They indicated to the Company and Mr. Hughes that a proposed use of proceeds from this financing would be to repurchase the ownership interests in the companies held by a number of current shareholders, including all of the ownership interests held by Mr. Hughes and Dr. Katzin. The proposed purchase price for Mr. Hughes' shares was indicted to be approximately $40 million. The Company was contacted to secure its consent to the grant of a security interest in the manufacturers' assets in connection with the proposed bank credit facility; under the Company's supply agreements with the manufacturers, the granting of such a security interest requires the Company's consent (which consent may not be unreasonably withheld) under the Company's supply agreements with the manufacturers. The request for consent has been tentatively approved by the Company, subject to review of final documents governing the proposed financing transactions. Mr. Hughes has advised the Company that he has not yet agreed to sell his shares in the manufacturers, but will consider the terms of a proposed transaction in due course. No assurance can be given that any of the foregoing transactions will be completed or as to their impact, if any, on the Company.



     For the year ended December 31, 1997 the Company's purchases from Raven and Dynamic amounted to $63.4 million and $3.3 million, respectively. Under the new three-year supply agreements, the Company is subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. Mr. Hughes' ownership interest in Raven and Dynamic and Dr. Katzin's ownership interest in Dynamic entitle them to a proportionate interest in the profits of those companies, if any. In 1997, Mr. Hughes' share of the earnings of Raven and Dynamic totalled $7.8 million and $0.3 million, respectively, and Dr. Katzin's share of the earnings of Dynamic totalled $77,000. Management believes that the price paid under these requirements contracts is appropriate, taking into account the product research, development and formulation services provided by the companies.


     In accordance with the 1994 Performance-Based Incentive Compensation Plan, the Company made advances of targeted performance bonus amounts during 1996 to 1997 to Messrs. Hughes, Pair, Rosen, Sandler (1997 only) and Gerrity (1997 only). As of December 31, 1997, the remaining outstanding principal and accrued interest obligations of such individuals were $5,571,000 in the case of Mr. Hughes; $948,000 in the case of Mr. Pair; $165,000 in the case of Mr. Sandler; and $669,000 in the case of Mr. Gerrity. Each advance is a full recourse obligation of the executive with a maturity date of two years following the date of the advance. In addition, the advances bear interest at the applicable federal rate (AFR) for two-year notes at the time of the advances. The rates for existing outstanding advances range from 5.64% to 5.69%.

     The Company has begun steps to pursue an initial public offering of shares of Herbalife Japan KK ("Herbalife Japan") in Japan. In preparation for the possible offering, on December 30, 1996 the Company sold shares of Herbalife Japan to certain of the Company's directors and executive officers, as well as to resident managers of Herbalife Japan, as an incentive for increased efforts to facilitate the operation of the Herbalife Japan business and the success of the offering. The following table lists the purchasers of such shares, the percentage of Herbalife Japan's outstanding shares represented thereby, and the purchase price paid to the Company by each individual as of the date of the sale:

                                                   PERCENTAGE OF
                                                     HERBALIFE
                                                       JAPAN        AGGREGATE
                      NAME                            SHARES         PRICE(1)
                      ----                         -------------    ----------
Mark Hughes......................................      5.000%       $3,300,000
Christopher Pair.................................      0.575           379,500
Michael E. Rosen.................................      0.575           379,500
Timothy Gerrity..................................      0.575           379,500
Alan Liker.......................................      0.200           132,000
Other............................................      0.075            49,500
                                                       -----        ----------
          Total..................................      7.000%       $4,620,000
                                                       =====        ==========

---------------

(1) Purchase price for shares was denominated in Japanese yen; dollar amounts reflect conversion at the yen-to-dollar exchange rate in effect on the date of purchase.

     The purchase price for the shares was determined, in part, based upon a formula (the "Formula") prescribed by a Japanese regulatory authority responsible for certain aspects of public offerings of securities in that country, as applied to Herbalife Japan's 1995 results of operations. The Board of Directors of the Company separately sought and obtained a valuation of the shares from an independent investment banking firm, Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey"), which rendered an opinion to the Board to the effect that the fair market value of the shares was greater than that determined under the Formula. Consequently, the purchase price per share was increased to the fair value of the shares as indicated in the Houlihan Lokey opinion. The Company's Board of Directors, based in part on the Houlihan Lokey opinion and the determination of price derived under the Formula (which is utilized generally in Japan in connection with public offerings) and taking into account the uncertainty of completion of the offering in Japan and other pertinent factors, has determined that the purchase price reflects the fair market value of the shares.

     For each of the foregoing individuals, the purchase price for the shares was paid to the Company approximately 30% in cash and approximately 70% in the form of a full recourse promissory note bearing interest at 6.31% per annum in the case of Mr. Hughes (loan denominated in U.S. dollars) and 2.125% per annum in the case of each individual other than Mr. Hughes (loans denominated in Japanese yen), with principal and accrued interest payments due over five years ending December 31, 2002. The aggregate amount outstanding under such promissory notes at December 31, 1997 was $3.3 million.

     The Company has not yet determined whether and when to seek to complete an initial public offering of Herbalife Japan shares. Such determination will be based, among other factors, on economic and financial market conditions in Japan. There can be no assurance that the Company will seek to complete an initial public offering in Japan, that the Company will obtain the necessary regulatory approvals to proceed with such an offering or that any such offering will be successfully completed. Further, the Company cannot predict the valuation of Herbalife Japan that would be achieved in such an offering or the impact of such an offering on the Company's financial condition or results of operations.

                          DESCRIPTION OF CAPITAL STOCK

     As a result of the Recapitalization, the Company's authorized capital stock consists of 100,000,000 shares of common stock with a par value of $.01 per share, consisting of Thirty-Three Million Three Hundred and Thirty-Three Thousand Three Hundred and Thirty-Three (33,333,333) shares of Class A Stock and Sixty-Six Million Six Hundred and Sixty-Six Thousand Six Hundred and Sixty-Seven (66,666,667) shares of Class B Stock (collectively, "Common Stock"), and 100,000,000 shares of undesignated preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments and Outlook." The following description of the Company's capital stock does not purport to be complete or to give full effect to the provisions of statutory or common law and is in all respects qualified by reference to the applicable provisions of the Company's Amended and Restated Articles of Incorporation.

COMMON STOCK

     As of February 23, 1998, there were 9,816,436 shares of Class A Stock issued and outstanding held by 1,010 stockholders of record. As of February 23, 1998, there were 19,277,473 shares of Class B Stock issued and outstanding held by 1,011 stockholders of record. The holders of Class A Stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for additional shares from the Company. There are no cumulative voting rights, with the result that the holder of more than 50% of the Class A Stock is able to elect all of the Company's directors. The holders of Class B Stock are entitled to vote separately as a class only with respect to (i) amendments to the Company's Amended and Restated Articles of Incorporation that alter or change the relative or other rights given to the holders of Class B Stock, and (ii) such other matters as may require separate class voting under the Company's Amended and Restated Articles of Incorporation or by law. Holders of Class B Stock are not entitled to any other voting rights. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Class B Stock are entitled to the same dividends payable with respect to the Class A Stock, provided, however, the Board of Directors may, in its discretion, pay greater dividends of cash or property (except for a distribution in liquidation) with respect to the Class B Stock. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of the full preferential amount to which the holders of any outstanding class of preferred stock are entitled and after payment of all creditors. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that the Company may designate and issue in the future.

PREFERRED STOCK

     There are currently no shares of the Company's preferred stock outstanding. The Company's Board of Directors is authorized to issue from time to time up to 100,000,000 shares of preferred stock in one or more series, to determine the rights, preferences, privileges and restrictions with respect thereto and to fix the number and designation of shares constituting any series.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corp., Glendale, California.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Trust, the Company, the Selling Stockholder and the Underwriters named below, the Trust has agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase, the aggregate number of DECS set forth opposite its name below:

                                                            NUMBER OF
                       UNDERWRITERS                           DECS
                       ------------                         ---------
Smith Barney Inc..........................................
Prudential Securities Incorporated........................
                                                            ---------
          Total...........................................  5,000,000
                                                            =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriters are subject to certain conditions precedent and that the

Underwriters will be obligated to purchase all of the DECS offered pursuant to the DECS Prospectus if any of the DECS are purchased.

     The Trust has been advised by the Underwriters that they propose to offer the DECS directly to the public initially at the public offering price set forth on the cover of the DECS Prospectus and to certain dealers at such prices less a
concession not in excess of $          per DECS. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $          per DECS to
other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     The Company, its directors and executive officers, and the Selling Stockholder have each agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 90 days, in the case of the Company and its directors and executive officers (other than the Selling Stockholder), and one year, in the case of the Selling Stockholder, from the date of this Prospectus without the prior written consent of Smith Barney; provided, however, that (x) Herbalife may issue, or grant options for, Common Stock pursuant to any stock plan for employees or directors, or any employee benefit plan, in effect on the date of this Prospectus, or pursuant to any stock options outstanding on the date of this Prospectus and (y) such agreements will not restrict the ability of the Selling Stockholder to engage in any of the transactions described in clause (i) or (ii) above in connection with (a) the offering by the Trust of the DECS or any delivery of shares of Class B Stock pursuant to the terms of the DECS, (b) the loaning of shares of Class B Stock pursuant to the Securities Loan Agreement (as defined below), or (c) sales by the Herbalife Family Foundation, a charitable trust of which Mr. Hughes is a director but with respect to which Mr. Hughes has no pecuniary interest. If any such consent were given it would not necessarily be preceded or followed by a public announcement thereof.

     The Trust has granted to the Underwriters an option, exercisable for the 30-day period after the date of the DECS Prospectus, to purchase up to an
additional           DECS from the Trust, at the same price per DECS as the
initial DECS to be purchased by the Underwriters. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered pursuant to the DECS Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the DECS as the number of DECS to be purchased and offered by such Underwriter in the above table bears to the total number of initial DECS to be purchased by the Underwriters. In addition, Smith Barney purchased
DECS in connection with the organization of the Trust.


     The DECS will be a new issue of securities with no established trading market. The DECS have been approved for listing on the Nasdaq National Market System under the symbol "HERBL." The Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.


     The Underwriting Agreement provides that Herbalife will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof, and that the Selling Stockholder (including the Family Trust) will guarantee the indemnity and contribution obligations of the Company.

     Pursuant to the Contract, the Trust has agreed, subject to the terms and conditions set forth therein, to purchase from the Selling Stockholder an aggregate number of shares of Class B Stock equal to the aggregate number of DECS to be purchased by the Underwriters from the Trust pursuant to the Underwriting Agreement (including the DECS to be purchased by the Underwriters upon exercise of the over-allotment option plus the number of DECS purchased by Smith Barney in connection with the organization of the Trust). Pursuant to the terms of the Contract, the Selling Stockholder will be obligated to deliver to the Trust at the Exchange Date of the DECS a number of shares of Class B Stock (or, at the Selling Stockholder's option, the cash equivalent) and/or such other consideration as permitted or required by the terms of the Contract, that are expected to have the same value as the shares of Class B Stock delivered pursuant to the DECS. The closing of the offering of the DECS is conditioned upon the closing of the purchase of the Class B Stock pursuant to the Contract. For further information, see the DECS Prospectus.

     In connection with the DECS Offering, Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the DECS, the Class A Stock, or the Class B Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase DECS or Class B Stock for purposes of stabilizing their market prices. The Underwriters also may create short positions for the account of the Underwriters by selling more DECS in connection with the DECS Offering than they are committed to purchase from the Trust, and in such case may purchase DECS in the open market following the completion of the DECS Offering to cover all or a portion of such short positions. The Underwriters may also cover all or a portion of such short positions by exercising the Underwriters' over-allotment options in the DECS Offering. In addition, Smith Barney, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements whereby it may reclaim from a dealer participating in this offering the selling concession with respect to DECS that are distributed in this offering but subsequently purchased of the account of either Underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the DECS, the Class A Stock or the Class B Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     In connection with the DECS Offering, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market System may engage in passive market making transactions in the Class B Stock, the Class A Stock or the DECS on the Nasdaq National Market System in accordance with Rule 103 of Regulation M. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

     In connection with the offering of the DECS, Mark Hughes (or affiliates thereof) (the "Lender") and Smith Barney intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Smith Barney may from time to time borrow, return and reborrow shares of Class B Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 1,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Smith Barney. Smith Barney may from time to time borrow shares of Class B Stock under the Securities Loan Agreement for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales were entered into by Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Smith Barney's market-making transactions in the DECS and the consequent need to borrow shares of Class B Stock. The availability of shares of Class B Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Smith Barney may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company, the Selling Stockholder and their respective affiliates.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Class B Stock offered hereby will be passed upon for the Company by Irell & Manella LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Forward-Looking Statements............     2
Available Information.................     2
Documents Incorporated by Reference...     3
Prospectus Summary....................     4
Risk Factors..........................     9
Use of Proceeds.......................    16
Price Range of Common Stock...........    17
Dividend Policy.......................    18
Selected Consolidated Financial and
  Operating Data......................    19
Capitalization........................    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    22
Business..............................    29
Management............................    51
Selling Stockholder...................    53
Certain Transactions..................    54
Description of Capital Stock..........    55
Plan of Distribution..................    56
Legal Matters.........................    59
Experts...............................    59


======================================================
======================================================

                                5,000,000 SHARES
                                   HERBALIFE
                              INTERNATIONAL, INC.
                              CLASS B COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                      LOGO
                                  ------------
                                   PROSPECTUS
                                 MARCH   , 1998
                                  ------------

======================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                       [COVER PAGE FOR SHELF PROSPECTUS]


                  SUBJECT TO COMPLETION, DATED MARCH 23, 1998


PROSPECTUS                   LOGO

                                1,000,000 SHARES

                         HERBALIFE INTERNATIONAL, INC.
                              CLASS B COMMON STOCK
                                ($.01 PAR VALUE)
                               ------------------

     This Prospectus relates to shares of Class B Common Stock, par value $.01 per share (the "Class B Stock"), of Herbalife International, Inc., a Nevada corporation ("Herbalife" or the "Company"), which may be offered and sold by Smith Barney Inc. ("Smith Barney") in connection with market-making activities in the DECS (the "DECS") representing beneficial interests in DECS Trust III, a Delaware business Trust (the "Trust"). The DECS are being offered pursuant to a prospectus (the "DECS Prospectus") of the Trust relating to the sale of DECS (the "DECS Offering") which is accompanied by a form of prospectus (the "DECS Equity Prospectus") relating to distribution by the Trust pursuant to the DECS of shares of Class B Stock. The DECS Equity Prospectus is also included as part of the Registration Statement of which this Prospectus forms a part. Herbalife will not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Class B Stock to which this Prospectus relates. See "Use of Proceeds." Neither the Company nor the Lender (as defined below) takes any responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

     Smith Barney may, subject to certain limitations, from time to time borrow shares of Class B Stock from certain personal holding companies indirectly controlled by Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President (such companies, together with Mr. Hughes and certain other entities controlled by Mr. Hughes, the "Lender"), for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales are entered into by Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Shares that have been returned to Lender may be reborrowed. The number of shares borrowed at any time may not exceed 1,000,000. See "Plan of Distribution." Smith Barney is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Smith Barney may cease at any time.

     "DECS(SM)" is a service mark of Salomon Brothers Inc.

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

               , 1998

                            [SHELF PROSPECTUS PAGE]

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in, or incorporated by reference into, this Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that Act. These forward-looking statements include, but are not limited to, statements concerning the opening of new markets, the introduction of new products and the like, and are generally identified by phrases such as "the Company expects," "the Company believes," "Management expects," "Management believes" and words of similar import. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information about these factors is contained in the discussions in the "Risk Factors" beginning on page 5 and elsewhere in this Prospectus and in documents incorporated by reference into this Prospectus.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports, proxy statements and other information may be obtained from the Public Reference Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C., 20006. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof. For further information about the Company and the securities to which this Prospectus relates, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith or incorporated by reference therein. The statements contained in this Prospectus about the contents of any contract or other document referred to herein are not necessarily complete, and where such contract or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof or incorporated by reference therein, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                            [SHELF PROSPECTUS PAGE]

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A/A filed December 12, 1997; and (iii) the description of the Company's Class B Common Stock contained in the Company's Registration Statement on Form 8-A filed December 12, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of filing of such documents. The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Herbalife International, Inc., 1800 Century Park East, Los Angeles, California 90067, Attention: General Counsel (telephone: (310) 410-9600).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                               ------------------

     "DECS(SM)" is a service mark of Salomon Brothers Inc.

                            [SHELF PROSPECTUS PAGE]

                                  THE COMPANY

     Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1997, the Company conducted business in 36 countries located in Asia/Pacific Rim, Europe and The Americas. Retail sales in those regions represented 43.2%, 30.4% and 26.4%, respectively, of the Company's total retail sales in 1997.

     The Company has experienced substantial growth in retail sales and net income in recent years. From 1992 to 1997, the Company's retail sales grew from $405.1 million to $1.49 billion, representing a compound annual growth rate of 29.8%. From 1992 to 1997, the Company's net income grew from $20.1 million to $54.7 million, representing a compound annual growth rate of 22.2%.

     The Company's products are marketed exclusively through a network marketing system. This system enables the Company's independent distributors to earn profits by selling Herbalife products to retail consumers or other distributors. Distributors may also develop their own distributor downline organizations by sponsoring other distributors to do business in any market where the Company operates, entitling the sponsors to receive royalty overrides (cash incentives, including royalties and bonuses) on product sales within their downline organizations.

     Management believes that Herbalife's network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

                            [SHELF PROSPECTUS PAGE]

                                  RISK FACTORS

DEPENDENCE ON DISTRIBUTORS

     The Company's success depends in significant part upon its ability to attract, maintain and motivate a large base of distributors. In its efforts to attract and retain distributors, the Company competes with other network marketing organizations, including those in the weight management, food and dietary supplement and personal care product industries. In addition, as a result of the Company's network marketing system and its international sponsorship program, the distributor organizations headed by a relatively small number of key distributors are responsible for a significant percentage of total retail sales (in many cases, including retail sales in several different countries). The Company does not believe that the loss of any key distributor would necessarily result in the loss of a significant number of that distributor's downline organization members because of the Company's generally good relations with its distributors and because of the significant incomes that many distributors would forego by ceasing to distribute the Company's products. However, the loss of a key distributor, together with a significant number of downline distributors, or the loss of a significant number of distributors for any reason, could materially adversely affect sales of the Company's products and could impair the Company's ability to attract new distributors.

     The Company's ability to attract and retain distributors has been and could again be negatively affected by adverse publicity and regulatory action relating to the Company, its products or its operations, including its network marketing system. In the mid-1980s, the Company's products and marketing system became the subject of regulatory scrutiny in the United States, resulting in large part from claims and representations made about the Company's products (including impermissible therapeutic claims). The resulting adverse publicity caused a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales beginning in 1985. More recently, adverse publicity in other markets, including Brazil, France and Germany, contributed to a loss of distributors and a decline in sales in those markets. See "-- Sales and Earnings Volatility." The Company expects that its business in particular markets will, from time to time, continue to be adversely affected by negative publicity or regulatory action.

REGULATION

     In both its United States and foreign markets, the Company is subject to and affected by extensive governmental regulations, including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products,
(ii) product claims and advertising (including direct claims and advertising by the Company, as well as claims and advertising by distributors for which the Company may be held responsible), (iii) the Company's network marketing system,
(iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records.

     The Company could be found not to be in compliance with existing regulations as a result, among other things, of the ambiguous nature of certain of the regulations, the considerable interpretive and enforcement discretion given to regulators or misconduct by distributors, who are generally independent contractors over whom the Company has limited control. Enforcement actions that could be undertaken by state and federal regulators include product seizures, injunctions against further product distribution, requests for product recall, and possible criminal prosecution. Any assertion or determination that the Company or its distributors are not in compliance with existing regulations could have a material adverse effect on the Company. The Company's business has been materially, adversely affected in the past as a result of regulatory activities. See "-- Sales and Earnings Volatility."

     In addition, the adoption of new regulations in the United States or in any of the Company's international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the Company. For example, in September 1997 the United States Food and Drug Administration (the "FDA")

                            [SHELF PROSPECTUS PAGE]

issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: 1) the identification of dietary supplements and their nutrition and ingredient labeling; 2) the terminology to be used for nutrient content claims, health content claims, and statements of nutritional support; 3) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; 4) notification procedures for statements on dietary supplements; and 5) premarket notification requirements for new dietary ingredients in dietary supplements. The notification procedures became effective in November, 1997, while the new labeling requirements will not become effective until March 1999. The Company will be required to revise a substantial number of its product labels to reflect the new requirements prior to the 1999 effective date, although the Company does not expect the cost or impact of such actions to be material. In addition, the Company will be required to continue its ongoing program of securing substantiation of its product performance claims, and of notifying the FDA of certain types of performance claims made for its products.

     In addition, in certain markets, including the U.S., claims made with respect to weight management, dietary supplement, personal care or other products of the Company may change the regulatory status of the products. In the U.S., for example, it is possible that the FDA could take the position that claims made in connection with certain of the Company's products place those products within the scope of an FDA "over-the counter" (OTC) drug monograph. OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. A limited number of the products sold by the Company are labeled as OTC monograph drugs, and the Company believes that it is in compliance with the applicable monographs. In the event that the FDA asserted that product claims for other products caused them to fall within the scope of OTC monographs, the Company would be required either to comply with the applicable monographs or change the claims made in connection with the products. There can be no assurance that the Company could do so effectively, or that any such changes would not adversely affect sales and marketing of an affected product.

     The U.S. Federal Trade Commission ("FTC"), which exercises jurisdiction over the advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

     As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, one of the ingredients in the Thermojetics(R) original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In response to potential federal regulatory proposals that may have affected the sale of the Thermojetics(R) original green herbal tablet in the United States, the Company suspended sales of the product for approximately three months commencing in July 1995 and introduced a reformulated herbal green tablet that did not contain Ma Huang. When no such regulations were proposed or issued at that time, the Company renewed sales of Thermojetics(R) original green herbal tablets in the United States in October 1995 (except in certain states in which regulations may prohibit or restrict the sale of such product). The Thermojetics(R) original green herbal tablet accounted for 2.4% and 2.2% of total retail sales in 1996 and 1997, respectively, although the marketing of the Thermojetics(R) weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics(R) line have contributed significantly to the Company's retail sales. The Company also previously offered the Thermojetics(R) original green herbal tablet in Canada but, in response to Canadian marketing issues and regulatory concerns, suspended sales of the product in February, 1994.

                            [SHELF PROSPECTUS PAGE]

     The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Company's Thermojetics(R) original green tablet. In addition, the Company is a defendant in three actions alleging adverse reactions to consumption of its original green Thermojetics(R) product. The Company has not received any communications from the FDA with respect to these reports. However, many other companies manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. The Company does not market its Ma Huang product with any of these claims.

     On June 4, 1997, the FDA issued a proposed regulation for dietary supplements containing ephedrine alkaloids. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic or laxative ingredients. In addition, labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning not to take the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration, or enhanced well-being that encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure, or death.


     The Company is reviewing the possible impact of the FDA proposal, if it is finalized in its current form, upon the Company's continued marketing of its Thermojetics(R) original green tablet. In response to the proposal, or to a final regulation which is substantially similar to the proposal, the Company may be required to: (i) withdraw or reformulate its product with reduced ephedrine levels, or with a substitute for Ma Huang, (ii) relabel its product with different warnings or revised directions for use, (iii) not make certain statements, possibly including weight loss, with respect to any product containing Ma Huang and/or (iv) withdraw its product from the weight management program and reposition it in a different category. Even in the absence of an FDA final regulation, the Company may elect to reformulate and/or relabel its product containing Ma Huang. While the Company believes that its Ma Huang product could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics(R) Weight Management Program, even though such products do not contain Ma Huang. During 1996 and 1997, the Company's 14 weight management products contributed 71.2% and 67.8%, respectively, of total sales.


     Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into the market. In addition, the Company's ability to sustain satisfactory levels of sales in its markets is dependent in significant part on its ability to introduce additional products into such markets. However, government regulations in the Company's markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of the Company's products. For example, during the third quarter of 1995, the Company received inquiries from certain government agencies within Germany and Portugal regarding the Company's product, Thermojetics(R) Instant Herbal Beverage, relating to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity (as it did in Germany

                            [SHELF PROSPECTUS PAGE]

with respect to Thermojetics(R) Instant Herbal Beverage), with detrimental effects on the motivation and recruitment of distributors and, consequently, on sales.

     The Company may be subject to challenges to the legality of its network marketing system based on claims that such system is an illegal "pyramid scheme" or similar allegations. While the Company believes that its network marketing system complies with all applicable laws, there can be no assurance that such challenges will not be made or made successfully or that other legal developments in this area will not have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The business of the Company, particularly the operation of its distributor network, is substantially dependent upon the active participation of Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President. The loss of Mr. Hughes' services would adversely affect the business of the Company. The Company does not maintain key man life insurance on Mr. Hughes.

SALES AND EARNINGS VOLATILITY

     The Company's sales and earnings have been subject to significant volatility in the past. In the mid-1980s, the Company's products and network marketing system became the subject of regulatory scrutiny in the United States resulting in large part from claims and representations made about the Company's products, including impermissible therapeutic claims. Although the Company responded by instituting certain regulatory compliance measures, as a result of the adverse publicity generated by the regulatory activities the Company experienced, beginning in 1985, a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales. In addition, the Company's sales in the United States were adversely affected by competition from other weight management products. As a consequence, from 1987 (the Company's first full year as a public company) through 1990, the Company's operations resulted either in net losses ($2.4 million in 1990 and $6.3 million in 1988) or modest net income ($1.0 million in 1989 and $1.1 million in 1987). More recently, adverse publicity and regulatory action in other markets, including France and Germany, resulted in a loss of distributors and a decline in sales in those markets, contributing to a reduction in worldwide net income from $46.0 million in 1994 to $19.7 million in 1995. While net income increased in subsequent periods (to $44.8 million for 1996 and $54.7 for 1997), the Company expects that its business in particular markets will, from time to time, be adversely impacted by regulatory actions, negative publicity and competition in those markets. See "-- Dependence on Distributors."

     In addition, after entering a new country, the Company has in many instances experienced an initial period of rapid growth in sales as new distributors were recruited, followed by a decline in sales. The Company believes that this sales trend has been due in part to certain distributor migration patterns as well as regulatory action and adverse publicity in certain markets. In certain of these markets, the opening of new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by the new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets.

     The Company's weight management products have historically contributed a significant portion of the Company's total retail sales. During 1996 and 1997, the Company's 14 weight management products contributed 71.2% and 67.8%, respectively, of total retail sales, and one of these products contributed 19.2% and 19.8%, respectively, of total retail sales. Accordingly, the Company could be materially adversely affected if, because of regulatory constraints, adverse publicity, competition or other factors, the Company were unable to successfully market its weight management products in one or more significant markets.

                            [SHELF PROSPECTUS PAGE]

     The Company's sales and earnings continue to be subject to significant potential volatility based upon, among other things, the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the operation of its network marketing system, the expansion of its operations into new markets, the introduction of its products into each market and the recruitment and retention of distributors; the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; general conditions in the weight management, food and dietary supplement and personal care industries or the network marketing industry; and consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers or applied to their bodies, the Company is highly dependent upon consumers' perception of the safety, quality and effectiveness of its products. As a result, substantial negative publicity, whether founded or unfounded, concerning one or more of the Company's products or other products similar to the Company's products could adversely affect the Company's sales and earnings. In the past, adverse publicity has been connected with prospective regulatory action, perceived health concerns relating to particular products, issues related to the Company's network marketing system, disputes between the Company and certain of its distributors, and other issues relating to the Company's business.

DEPENDENCE UPON MATERIAL FOREIGN MARKETS

     For 1996 and 1997, 76.7% and 80.0% of the Company's total retail sales, respectively, were generated outside the United States. Such reliance on foreign markets exposes the Company to the risks associated with foreign operations, including, among other things, changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products, conduct a network marketing system or repatriate profits to the United States, and the potential imposition of trade or foreign exchange restrictions or increased tariffs. The Company is also exposed to risks associated with foreign currency fluctuations. For instance, the Company's purchases from suppliers are generally made in U.S. dollars while its sales to distributors are generally made in local currencies; accordingly, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on the Company. Although the Company engages in transactions to protect against certain risks associated with foreign currency fluctuations, there can be no assurance that such fluctuations will not have an adverse effect on the Company. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "-- Regulation."

     In particular, the Company is exposed to risks associated with the current economic and currency crisis in Asia. Because of the significance of the Asian markets, and Japan in particular, which has become the Company's largest single retail sales market, a sustained economic slowdown and/or currency crisis in Asia could have a material adverse impact on the Company's business.

     Further, during 1997, of the 36 countries in which the Company operated during that period, 24 countries experienced an aggregate increase in retail sales of $350.5 million as compared with 1996. Japan accounted for 61.2%, and Russia and Taiwan together accounted for 10.6% of this increase. The growth in these 24 countries was offset by a $59.9 million aggregate decrease in retail sales in the remaining 12 countries in which the Company operated during both years. The Company expects that its business in these and other markets will, from time to time, be adversely affected by regulatory action, negative publicity, competition and other factors. See "-- Sales and Earnings Volatility."

     In addition, the Company's operations in certain markets may be adversely affected by political, economic and social instability in those countries. For instance, the Company has elected not to establish a physical presence, through a sales or distribution center, in Russia due to a difficult business environment in that country. Instead the Company has chosen to rely on various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors.

                            [SHELF PROSPECTUS PAGE]

UNCERTAINTIES ASSOCIATED WITH BUSINESS EXPANSION

     The Company's continued growth is dependent in significant part upon its ability to expand its operations into new markets. As compared to new market openings in the past, the Company may have greater difficulty opening new markets in the future due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. In addition, the Company's success has been and will continue to be significantly dependent on its ability to manage rapid growth, through expansions and enhancements of its worldwide personnel and management and information, order processing and fulfillment, inventory and shipping systems and other aspects of operations. From time to time, the Company has experienced out-of-stock situations with respect to certain products. As the Company continues to add distributors, products and countries to its operations, the ability to manage this growth will represent an increasing challenge.

RELATIONSHIP WITH OUTSIDE MANUFACTURERS


     All of the Company's products are manufactured by outside companies. Raven Industries, Inc. ("Raven") currently manufactures all of the Company's powder products, and D&F Industries, Inc. ("D&F") currently supplies substantially all of the Company's tablet products, including Activated Fiber,(TM) one of the Company's tablet products, pursuant to a licensing agreement with Dynamic Products, Inc. ("Dynamic"). In 1996 and 1997, aggregate purchases by the Company from Raven and D&F represented a majority of the Company's product purchases. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic. Mark Hughes owns a one-third ownership interest in Raven and a one-fifth ownership interest in Dynamic. For a number of years prior to 1998, the Company was subject to requirements contracts with each of Raven, D&F and Dynamic, pursuant to which the Company agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule and certain other products from Dynamic or D&F, to the extent each such manufacturer was capable of manufacturing such products. In September 1997, the Company entered into new three-year agreements with Raven, D&F and Dynamic, pursuant to which revised pricing and other provisions became effective on January 12, 1998. The new contracts provide, among other things, the ability for the Company to source and develop products with other third party manufacturers, subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. As a result, and because the new contracts confirm the Company's ownership of product formulations for substantially all of the Company's nutritional supplement products, the Company has the capacity, and has begun to, to "second source" particular nutritional supplement products with multiple manufacturers. Further, the Company has hired its own staffs of product research and development and product formulation personnel, and will increasingly rely on its in-house staff for these functions. However, the Company has historically relied on Raven and D&F for these services, and will continue to do so, albeit to a lesser extent, in the future. The Company's ability to enter new markets and sustain satisfactory levels of sales in each market has been in the past and is likely to continue to be dependent in significant part upon its own ability and the ability of its manufacturers, including Raven and D&F, to develop new products and reformulate existing products for introduction into the Company's markets. With the transition in the Company's relationship with Raven and D&F from exclusive to nonexclusive contracts, there can be no assurance that the Company will seek or continue to obtain the same amount or quality of product research, development or formulation services from Raven and D&F that it has received in the past. While the Company expects to obtain similar such services from in-house personnel and alternative manufacturers in the future, there can be no assurance that there will not be some disruption in the Company's business from time to time as these support services begin to be provided internally and by alternative manufacturers.



     The Company and Mr. Hughes were recently advised by Raven, D&F and Dynamic that such companies are planning to make a bond offering and obtain a secured bank credit facility, the proceeds of which would be used, in part, to repurchase the ownership interests in those companies currently held by Mr. Hughes and Dr. Katzin.

                            [SHELF PROSPECTUS PAGE]

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; POTENTIAL MISUSE OF PRODUCTS

     In general, the Company's products consist of weight management products, food and dietary supplements and personal care products (a limited number of which have been or may be classified in the U.S. as OTC drugs) which the Company believes do not require approvals from the FDA or, in the United States market, other regulatory agencies, prior to sale. The Company does not conduct clinical studies of its products. The Company's products consist of herbs, vitamins, minerals and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies, the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers' use or misuse of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company.

COMPETITION

     The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management, food and dietary supplement and personal care products as well as other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives.

     In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products.

PRODUCT LIABILITY CLAIMS

     As a marketer of food and dietary supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among other things, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, it is possible that widespread product liability claims and the resultant adverse publicity could negatively affect the Company.

CONCENTRATION OF STOCK OWNERSHIP

     As of February 23, 1998, Mr. Hughes beneficially owned 5,666,932 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Stock") and 11,333,866 shares of the Class B Stock (which amounts include 183,333 shares of Class A Stock and 366,666 shares of Class B Stock held by a charitable foundation of which Mr. Hughes is a director but with respect to which Mr. Hughes has no pecuniary interest), representing 57.2% and 58.2% of the outstanding shares of Class A Stock and Class B Stock, respectively, as of February 23, 1998. Accordingly, Mr. Hughes currently has the power to elect the entire Board of Directors of the Company and determine the outcome of all matters submitted to the Company's stockholders for approval. Because Class B Stock is non-voting stock, neither the completion of the DECS Offering nor the settlement of the DECS will affect Mr. Hughes' voting power with respect to the Company. Assuming delivery by the Lender to the Trust of the maximum number of shares of Class B Stock

                            [SHELF PROSPECTUS PAGE]

required to satisfy certain purchase contracts (collectively, the "Contract") between the Lender and the Trust (assuming full exercise of the over-allotment option in the DECS Offering), Mr. Hughes would beneficially own 28.5% of the Company's outstanding Class B Stock at February 23, 1998 (including the foundation-owned shares referred to above).

SHARES AVAILABLE FOR FUTURE PUBLIC SALE

     In addition to shares already publicly held, as of February 23, 1998, (i) 432,258 shares of Class A Stock and 864,520 shares of Class B Stock subject to outstanding stock options that are currently exercisable have been registered for sale under the Securities Act in connection with various compensation plans of the Company, and (ii) 5,666,932 shares of Class A Stock and 6,333,866 shares of Class B Stock beneficially owned by the Selling Stockholder (not including the 5,000,000 shares subject to the Contract (assuming that the over-allotment option relating to the DECS is not exercised)) are currently available for sale pursuant to Rule 144 under the Securities Act, subject to the volume limitations contained in the rule. The Company, its directors and executive officers, and the Lender have agreed, subject to certain exceptions, not to sell, without the prior written consent of Smith Barney, any shares of Class A Stock, Class B Stock or any securities convertible into or exercisable or exchangeable for such shares for a period of 90 days, in the case of the Company and its directors and executive officers (other than the Lender), and one year, in the case of the Lender, after the date of the DECS Prospectus. Future sales of substantial amounts of Class A Stock or Class B Stock could adversely affect prices in the public market.

IMPACT OF THE DECS ON THE MARKET FOR CLASS B STOCK

     It is not possible to predict accurately how or whether any market that develops for the DECS will trade in the secondary market or whether such market will be liquid. Any market that develops for the DECS is likely to influence and be influenced by the market for the Class A Stock and the Class B Stock. For example, the price of the Class A Stock and/or Class B Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Class B Stock upon the maturity of the DECS, by possible sales of Class A Stock or Class B Stock by investors who view the DECS as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving the DECS and the Class B Stock.

                                USE OF PROCEEDS

     This Prospectus relates to the shares of Class B Stock which Smith Barney may, subject to certain limitations, from time to time, borrow from the Lender for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales are entered into by Smith Barney to hedge any long position in the DECS resulting from market making activities. See "Plan of Distribution." The Company will not receive any proceeds from the sale of the Class B Stock to which this Prospectus relates.

                              PLAN OF DISTRIBUTION

     The Lender and Smith Barney have entered into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Smith Barney may from time to time borrow, return and reborrow shares of Class B Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 1,000,000 shares, subject to adjustment to provide antidilution protection. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Smith Barney. Smith Barney may from time to time borrow shares of Class B Stock under the Securities Loan Agreement for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales are entered into by Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. This Prospectus relates to any borrowing or reborrowing of

                            [SHELF PROSPECTUS PAGE]

shares of Class B stock from the Lender by Smith Barney pursuant to the Securities Loan Agreement (as described above) for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed to settle short sales of Class B Stock, in each case, by Smith Barney with Borrowed Securities as described above.

     Market conditions will dictate the extent and timing of Smith Barney's market-making activity in the DECS and the consequent need to borrow shares of Class B Stock (which may include borrowings to replace previously borrowed shares). The availability of shares of Class B Stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making activity actually engaged in by Smith Barney may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Loan Agreement, a form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The DECS were initially sold by the Trust to Smith Barney and Prudential Securities Incorporated as underwriters (the "Underwriters") subject to an underwriting agreement (the "Underwriting Agreement") the form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof, and that the Lender (and the family trust of Mr. Hughes) will guarantee the indemnity and contribution obligations of the Company.

     The Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     Pursuant to the Contract, the Trust has agreed, subject to the terms and conditions set forth therein, to purchase from the Lender an aggregate number of shares of Class B Stock equal to the aggregate number of DECS to be purchased by the Underwriters from the Trust pursuant to the Underwriting Agreement (including the DECS to be purchased by the Underwriters upon exercise of the over-allotment option plus the number of DECS purchased by Smith Barney in connection with the organization of the Trust). Pursuant to the terms of the Contract, the Lender will be obligated to deliver to the Trust at the maturity date of the DEC's a number of shares of Class B Stock (or, at the Lender's option, the cash equivalent) and/or such other consideration as permitted or required by the terms of the Contract, that are expected to have the same value as the shares of Class B Stock delivered pursuant to the DECS. For further information, see the DECS Prospectus.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company, the Lender and their respective affiliates.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Class B Stock offered hereby will be passed upon for the Company by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touch LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       [SHELF PROSPECTUS BACK COVER PAGE]

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE LENDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Forward-Looking Statements............     2
Available Information.................     2
Documents Incorporated by Reference...     3
The Company...........................     4
Risk Factors..........................     5
Use of Proceeds.......................    12
Plan of Distribution..................    12
Legal Matters.........................    13
Experts...............................    13

======================================================
======================================================

                                1,000,000 SHARES
                                   HERBALIFE
                              INTERNATIONAL, INC.
                                    CLASS B
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                     [LOGO]
                                  ------------
                                   PROSPECTUS
                                           , 1998
                                  ------------

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses in connection with the issuance and distribution of the securities being registered, which will be paid by the Selling Stockholder, other than underwriting compensation, are as follows:


Securities and Exchange Commission Registration Fee.......  $ 40,448
NASD Fee..................................................    14,500
Blue Sky Fees.............................................     2,000
Printing and Engraving Expenses...........................   110,000
Legal Fees and Expenses...................................   300,000
Accounting Fees and Expenses..............................    75,000
Miscellaneous.............................................     7,052
                                                            --------
          Total...........................................  $450,000
                                                            ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 78.751 of the General Corporation Law of Nevada ("GCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 78.751 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     The Amended and Restated Articles of Incorporation (the "Articles"), and Restated By-Laws of the Company provide, in effect, that to the extent and under the circumstances permitted by Section 78.751 of the GCL and subject to certain conditions, the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director, officer, employee or other agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation.

     The Company has also entered into indemnification agreements with each of its directors and executive officers providing, among other things, that the director or officer shall be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation. In furtherance of such indemnification agreements, the Company has established a $1,000,000 trust fund from which payments owing under the indemnification agreements may be made. The initial term of the trust is ten years.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1      Form of Underwriting Agreement(3)
  1.2      Form of Purchase Contract between the Selling Stockholder
           and the Trust(3)
  4.1      Form of Class A Stock and Class B Stock Certificates(1)
  5        Opinion of Irell & Manella LLP(2)
 23.1      Consent of Irell & Manella LLP (included in Exhibit 5)
 23.2      Consent of Deloitte & Touche LLP(3)
 99        Form of Securities Loan Agreement between the Selling
           Stockholder and Smith Barney Inc.(3)


---------------


(1) Incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K filed March 5, 1998.



(2) Previously filed.



(3) Filed herewith.


ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the items listed in item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment Number 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 23rd day of March, 1998.


                                          HERBALIFE INTERNATIONAL, INC.
                                          (a Nevada corporation)

                                          By:     /s/ CHRISTOPHER PAIR

                                            ------------------------------------
                                                      Christopher Pair
                                                  Executive Vice President
                                                Chief Operating Officer and
                                                          Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment Number 1 to Registration Statement has been signed by the following persons in the capacities indicated on March 23, 1998.


                      SIGNATURE                                            TITLE
                      ---------                                            -----

                          *                            Chairman, President, Chief Executive Officer
-----------------------------------------------------  and Director (Principal Executive Officer)
                     Mark Hughes

                /s/ CHRISTOPHER PAIR                   Executive Vice President, Chief Operating
-----------------------------------------------------  Officer, Secretary and Director
                  Christopher Pair

                          *                            Executive Vice President and Chief Financial
-----------------------------------------------------  Officer (Principal Financial and Accounting
                   Timothy Gerrity                     Officer)

                          *                            Executive Vice President, Chief Executive of
-----------------------------------------------------  Corporate Development/Marketing and Director
                  Michael E. Rosen

                          *                            Director
-----------------------------------------------------
                   Edward J. Hall

                          *                            Director
-----------------------------------------------------
                     Alan Liker

                          *                            Director
-----------------------------------------------------
                Christopher M. Miner

              *By: /s/ CHRISTOPHER PAIR
  ------------------------------------------------
                  Christopher Pair,
                 as Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                               PAGE
-------                           -----------                           ------------
  1.1     Form of Underwriting Agreement(3)...........................
  1.2     Form of Purchase Contract between the Selling Stockholder
          and the Trust(3)............................................
  4.1     Form of Class A Stock and Class B Stock Certificates(1).....
  5       Opinion of Irell & Manella LLP(2)...........................
 23.1     Consent of Irell & Manella LLP (included in Exhibit 5)......
 23.2     Consent of Deloitte & Touche LLP(3).........................
 99       Form of Securities Loan Agreement between the Selling
          Stockholder and Smith Barney Inc.(3)........................


---------------


(1) Incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K filed March 5, 1998.



(2) Previously filed.



(3) Filed herewith.